14005109

LRAD
CORPORATION

16990 Goldentop Road, Suite A
San Diego, California 92127
(858) 676-1112

January 28, 2014

Dear Fellow Stockholder:

You are cordially invited to attend our Annual Meeting of Stockholders on Wednesday, March 26, 2014, at 2:00 p.m., local time at our principal offices located at 16990 Goldentop Road, Suite A, San Diego, California 92127. The business to be conducted at the Annual Meeting is explained in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

The accompanying materials include the Notice of Annual Meeting of Stockholders and Proxy Statement. The Proxy Statement describes the business that we will conduct at the Annual Meeting. It also provides information about us that you should consider when you vote your shares.

Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted. We urge you to read the accompanying Proxy Statement carefully and vote as soon as possible. You may vote your shares by completing, signing, dating and returning the proxy card today. For your convenience, you may also vote your shares via the Internet or by telephone by following the instructions on the proxy card or by voting in person at the Annual Meeting. If you decide to attend the Annual Meeting and you are a registered stockholder, you will be able to vote in person, even if you have previously submitted your proxy.

Thank you for your support and continued interest in LRAD Corporation.

Sincerely,

Thomas R. Brown

Thomas R. Brown
Chairman of the Board, President and
Chief Executive Officer

LRAD CORPORATION

16990 Goldentop Road, Suite A
San Diego, California 92127
(858) 676-1112

**NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MARCH 26, 2014**

TO THE STOCKHOLDERS OF LRAD CORPORATION:

Notice Is Hereby Given that the Annual Meeting of Stockholders of **LRAD Corporation**, a Delaware corporation (the "Company"), will be held on March 26, 2014 at 2:00 p.m. local time, at our principal offices located at 16990 Goldentop Road, Suite A, San Diego, California 92127, for the following purposes:

1. To elect five directors to serve for the ensuing year and until their successors are elected;
2. To ratify the appointment of Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2014;
3. To consider an advisory vote on the compensation of our named executive officers; and
4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

I strongly encourage you to sign up for electronic delivery of our future annual reports and proxy materials in order to conserve natural resources and help us save costs in producing and distributing these materials. For more information, please see "Electronic Delivery of Proxy Materials and Annual Reports" on page 20 of the Proxy Statement.

The Board of Directors has fixed the close of business on January 27, 2014 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting and at any adjournment or postponement thereof. Stockholders of record present at the Annual Meeting or who have submitted a valid proxy via the Internet, by telephone or by mail will be deemed to be present in person to vote at the Annual Meeting.

By Order of the Board of Directors,

Thomas R. Brown
Chairman of the Board

San Diego, California
January 28, 2014

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2014 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MARCH 26, 2014.
THE PROXY STATEMENT, FORM OF PROXY AND THE ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2013 ARE AVAILABLE AT www.proxyvote.com.

LRAD CORPORATION

16990 Goldentop Road, Suite A, San Diego, California 92127
(858) 676-1112

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS

To be held on March 26, 2014

INFORMATION CONCERNING SOLICITATION AND THE ANNUAL MEETING

This Proxy Statement and the accompanying proxy card are being furnished in connection with the solicitation by the Board of Directors (the "Board") of LRAD Corporation, a Delaware corporation, of proxies for use at the 2014 Annual Meeting of Stockholders to be held on March 26, 2014, at 2:00 p.m. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at our principal offices located at 16990 Goldentop Road, Suite A, San Diego, California 92127.

We intend to mail or electronically deliver this Proxy Statement, the accompanying proxy card and Notice of Annual Meeting on or about February 7, 2014 to all stockholders of record entitled to vote at the Annual Meeting.

QUESTIONS AND ANSWERS REGARDING THE ANNUAL MEETING AND PROXY STATEMENT

What is a proxy?

A proxy is your legal designation of another person to vote the stock you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card. Thomas R. Brown, President and Chief Executive Officer, and Katherine H. McDermott, Chief Financial Officer and Secretary (the "proxyholders"), have been designated as proxies for the Annual Meeting.

What is a Proxy Statement?

A Proxy Statement is a document that the regulations of the Securities and Exchange Commission ("SEC") require us to give you when we ask you to sign a proxy card designating the proxyholders as proxies to vote on your behalf. The Proxy Statement includes information about the proposals to be considered at the Annual Meeting and other required disclosures including information about our Board and executive officers.

Who can vote at the Annual Meeting?

We have designated a record date of January 27, 2014 for the Annual Meeting. Only stockholders of record at the close of business on the record date will be entitled to notice of and to vote at the Annual Meeting. At the close of business on January 27, 2014, we had outstanding and entitled to vote 33,133,380 shares of common stock. On all matters to be voted upon at the Annual Meeting, each holder of record of common stock on the record date will be entitled to one vote for each share held. All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

Stockholder of Record – Shares Registered in Your Name

If, at the close of business on the record date, your shares were registered directly in your name with our transfer agent, Interwest Transfer Company, then you are a stockholder of record. As a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to ensure your vote is counted by submitting your proxy by signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided or by voting via the Internet or by telephone by following the instructions provided on the enclosed proxy card. Simply follow the instructions on the accompanying proxy card for each voting method.

Beneficial Owner – Shares Registered in the Name of a Broker, Bank or Other Agent

If, at the close of business on the record date, your shares were not held in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "Street name" and these proxy materials are being forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent. If your broker holds your shares in its name and you do not instruct your broker how to vote, your broker will nevertheless have discretion to vote your shares on "routine" matters. Your broker will not have discretion to vote on "non-routine" matters absent direction from you. The election of directors (Proposal 1) and the advisory vote on executive compensation (Proposal 3) are considered "non-routine" under applicable rules. The ratification of the appointment of Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for fiscal 2014 (Proposal 2) is considered "routine" under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and therefore there may be broker non-votes on these proposals.

How can I attend the Annual Meeting?

You will be admitted to the Annual Meeting if you were a stockholder as of the close of business on January 27, 2014, or you have authority to vote under a valid proxy for the Annual Meeting. You should be prepared to present valid photo identification, such as a driver's license or passport, for admittance. In addition, if you are a stockholder of record, your name will be verified against the list of stockholders of record prior to admittance to the Annual Meeting. If you are a beneficial owner, you must provide proof of beneficial ownership on the record date, such as your most recent account statement prior to January 27, 2014, a copy of the voting instruction form provided by your broker, trustee or nominee, or other similar evidence of ownership.

What proposals will be presented at the Annual Meeting?

At the Annual Meeting, stockholders eligible to vote will consider and vote upon (1) the election of five directors to serve for the ensuing year and until their successors are elected, (2) the ratification of the appointment of Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2014, (3) an advisory vote on the compensation of our named executive officers and (4) such other business as may properly come before the meeting or any adjournment or postponement thereof.

How does the board recommend I vote on these proposals?

Our Board's recommendations are set forth, together with a description of the proposals, in this Proxy Statement. In summary, our Board of Directors recommends that you vote:

- FOR each of the nominees for director named in this Proxy Statement to serve until the Annual Meeting of Stockholders in 2015 and until their successors are duly elected and qualified (see page 5);

- FOR the ratification of the appointment of Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm (see page 11); and

- FOR the approval of the compensation of our executive officers (see page 12).

What vote is required to approve each matter and how are votes counted?

If a quorum is present at the Annual Meeting, the votes required for the proposals to be considered at the Annual Meeting and the treatment of abstentions and broker non-votes in respect of such proposals are as follows:

- **Election of Directors.** The five nominees for director receiving the highest number of votes FOR election will be elected as directors. This is called a plurality. Abstentions and broker non-votes, if any, are not counted for purposes of electing directors and will have no effect on the results of this vote. You may vote either FOR all of the nominees, WITHHOLD your vote from all of the nominees or WITHHOLD your vote from any one or more of the nominees. Votes that are withheld will not be included in the vote tally for the election of directors.

- **Ratification of Squar, Milner, Peterson, Miranda & Williamson, LLP as our Independent Registered Public Accounting Firm.** The affirmative vote of a majority of shares present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal is required to ratify Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for our fiscal year ending September 30, 2014. Abstentions will have the effect of votes against this proposal. Broker non-votes, if any, will have no effect on the results of this vote.

- **Advisory vote on executive compensation.** The votes cast FOR this proposal must exceed the votes cast AGAINST to approve the compensation of our named executive officers as disclosed in the compensation tables contained in this Proxy Statement. Abstentions and broker non-votes and will have the effect of votes against this proposal.

How do I vote?

It is important that your shares are represented at the Annual Meeting, whether or not you attend the Annual Meeting in person. To make sure that your shares are represented, we urge you to vote as promptly as possible by signing and dating the enclosed proxy card and returning it in the postage-paid envelope provided or by voting via the Internet or by telephone by following the instructions provided on the enclosed proxy card.

If you are a stockholder of record, there are four ways to vote:

- By calling the toll-free telephone number indicated on your proxy card. Follow the voice prompts to vote your shares and confirm that your instructions have been properly recorded,

- By going to the Internet website indicated on your proxy card. As with telephone voting, you can confirm that your instructions have been properly recorded,

- By signing, dating and returning the accompanying proxy card, or

- By written ballot at the Annual Meeting.

If your shares are held in street name, please follow the voting instructions provided by your bank, broker or other agent. In most cases, you may submit voting instructions by telephone or by Internet to your bank, broker or other agent, or you can sign, date and return a voting instruction form to your bank, broker or other agent. If you provide specific voting instructions by telephone, by Internet or by mail, your bank, broker or other agent must vote your shares as you have directed.

At the Annual Meeting, we will pass out ballots to anyone who wishes to vote in person. If you hold your shares in street name, you must request a legal proxy from your bank, broker or other nominee to vote by ballot at the Annual Meeting.

How can I change or revoke my vote?

You can revoke your proxy at any time before the applicable vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any of the following ways:

- you may submit another properly executed proxy by telephone, by Internet or by signing, dating and returning a later dated proxy card,

- you may send a written notice that you are revoking your proxy to our Corporate Secretary at 16990 Goldentop Road, Suite A, San Diego, California 92127, or

- you may attend the Annual Meeting and vote in person (however, simply attending the Annual Meeting will not, by itself, revoke your proxy).

If your shares are held by your broker, bank or other agent, follow the instructions provided by them.

How many shares must be present to hold the Annual Meeting?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares as of the close of business on the record date are represented by stockholders present at the meeting or by proxy. At the close of business on the record date, there were 33,133,380 shares outstanding and entitled to vote. Therefore, in order for a quorum to exist, 16,566,690 shares must be represented by stockholders present at the meeting or by proxy. Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other agent) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement.

What if a quorum is not present at the meeting?

If a quorum is not present at the scheduled time of the Annual Meeting, we may adjourn the meeting, either with or without the vote of the stockholders. If we propose to have the stockholders vote whether to adjourn the meeting, the proxyholders will vote all shares for which they have authority in favor of the adjournment. We may also adjourn the meeting if for any reason we believe that additional time should be allowed for the solicitation of proxies. An adjournment will have no effect on the business that may be conducted at the Annual Meeting.

What if a stockholder does not specify a choice for a matter when returning a proxy?

If you indicate a choice on your proxy on a particular matter to be acted upon, the shares will be voted as indicated. If you are a stockholder of record and you return a signed proxy card but do not indicate how you wish to vote, the proxyholders will vote your shares in the manner recommended by our Board of Directors on all matters presented in this Proxy Statement and as the proxyholders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting. If you do not return a proxy card, your shares will not be voted and will not be deemed present for the purpose of determining whether a quorum exists.

If you are a beneficial owner and the organization holding your account does not receive instructions from you as to how to vote those shares, under the rules of various national and regional securities exchanges, that organization may exercise discretionary authority to vote on routine proposals but may not vote on "non-routine" proposals. As a beneficial owner, you will not be deemed to have voted on such "non-routine" proposals. The shares that cannot be voted by brokers on "non-routine" matters are called broker non-votes. Broker non-votes will be deemed present at the Annual Meeting for purposes of determining whether a quorum exists for the Annual Meeting. The election of directors (Proposal 1) and the advisory vote on executive compensation (Proposal 3) are considered "non-routine" under applicable rules. The ratification of the appointment of Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for fiscal 2014 (Proposal 2) is considered "routine" under applicable rules.

What does it mean if I receive more than one proxy card?

If you hold your shares in more than one account, you will receive a proxy card for each account. To ensure that all of your shares are voted, please sign, date and return the proxy card for each account or vote via the Internet or by telephone following the instructions provided on the proxy card for each account.

How will voting on any other business be conducted?

Although we do not know of any business to be considered at the Annual Meeting other than the proposals described in this Proxy Statement, if any other business properly comes before the Annual Meeting, your proxy or voting instruction gives authority to the proxyholders to vote on those matters in their discretion.

May I propose matters for consideration at next year's annual meeting or nominate individuals to serve as directors?

Yes. If you wish to propose a matter for consideration at next year's annual meeting or if you wish to nominate a person for election as a director of the Company, see the information set forth in "Stockholder Proposals" and "Stockholder Nominations" below.

How can I find out the results of the voting at the Annual Meeting?

We will announce preliminary voting results at the Meeting and publish final results in a Current Report on Form 8-K within four business days following the Annual Meeting.

Where can I access an electronic copy of the Proxy Statement and Annual Report on Form 10-K for the fiscal year ended September 30, 2013?

You may access an electronic copy of the Proxy Statement, form of proxy card, and the Annual Report on Form 10-K for the fiscal year ended September 30, 2013 at: www.proxyvote.com

PROPOSAL ONE
ELECTION OF DIRECTORS

The Board of Directors currently consists of five directors. Each director to be elected will hold office until the next annual meeting of stockholders and until his or her successor is elected and has qualified, or until such director's earlier death, resignation or removal. The Board, upon recommendation by the independent members of the Board, has nominated the nominees listed below for election to our Board of Directors. All five of the nominees listed below are currently directors and were elected by the stockholders at our 2013 annual meeting. We encourage our Board members to attend our annual meetings of stockholders. All nominees attended the 2013 annual meeting of stockholders.

Nomination Process

In considering candidates for election to the Board, the independent members of the Board seek to assemble a Board that, as a whole, possesses the appropriate balance of professional, management and industry experience, qualifications, attributes, skills, expertise and involvement in areas that are of importance to our business and professional reputation. The independent members of the Board also consider other board service, business, financial and strategic judgment of potential nominees, and desire to have a Board that represents a diverse mix of backgrounds, perspectives and expertise consisting of directors who complement and strengthen the skills of other directors and who also exhibit integrity, collegiality, sound business judgment and any other qualities that the independent members of the Board view as critical to effective functioning of the Board. Each of the nominees for election to the Board has demonstrated a successful track record of strategic, business and financial planning and operating skills. In addition, each of the nominees for election to the Board has experience in management and leadership development and an understanding of operating and corporate governance issues for a public company such as LRAD Corporation.

Voting

Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the five nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve. Although General Coburn and Messrs. Osgood and Wend were nominated for election to the Board at the 2013 annual meeting of stockholders pursuant to an agreement with certain of our stockholders, there are no arrangements or understandings between us and any other person pursuant to which they or any other director has been selected as a director or nominee at the Annual Meeting.

The five candidates receiving the highest number of affirmative votes cast at the meeting will be elected directors.

The Board unanimously recommends a vote IN FAVOR of each of the Board's nominees for director.

Nominees

The names of the nominees and certain information about them are set forth below. Such information includes their present positions, principal occupations and public company directorships held in the past five years as well as the specific experience, qualifications, attributes or skills of each nominee that led the independent members of the Board to believe that, as of the date of this Proxy Statement, the nominee is qualified to serve on the Board. However, each independent member of the Board may have a variety of reasons for believing a particular person would be an appropriate board member, and these views may differ from the views of other independent members of the Board.

Name	Age	Position and Offices	Director Since
Thomas R. Brown	63	President, Chief Executive Officer, and Chairman of the Board	2006
Laura M. Clague (1)(2)	54	Director	2007
John G. Coburn (1)(2)	72	Director	2013
Richard H. Osgood III (1)(2)	59	Director	2013
Dennis J. Wend (1)(2)	54	Director	2013

(1) Member of Audit Committee
(2) Member of Compensation Committee

Thomas R. Brown, age 63, has been a director since March 2006 and was appointed as President and Chief Executive Officer in August 2006 and Chairman of our Board of Directors in April 2009. Mr. Brown served as President of BrownThompson Executive Search, a financial executive search firm, from April 2005 to August 2006. Mr. Brown was employed by Sony Electronics, Inc. from February 1988 to September 2004. From April 2001 to September 2004, Mr. Brown was Executive Vice President and Deputy President of the Engineering and Manufacturing division of Sony Electronics, Inc., where he was responsible for supply chain operations including Information Technology, Procurement, Customer Service, North American Manufacturing Operations and Finance. From April 2000 to September 2004, Mr. Brown was concurrently the Executive Vice President and President of Information Technology Division for Sony Electronics, where he was responsible for establishing the North American personal computer manufacturing division. Mr. Brown is a member of the board of directors of Mad Catz Interactive, Inc. (NYSE MKT/TSX: MCZ), a provider of video game accessories. Mr. Brown holds a B.A. in Economics from Rutgers University. Mr. Brown's extensive business experience and background, demonstrated leadership as an executive at Sony Electronics, his prior board experience, and his service as our Chief Executive Officer since 2006, qualify him to serve on our Board.

Laura M. Clague, age 54, has been a director since February 2007. Ms. Clague has over 30 years of financial experience, most recently in biotech at Amylin Pharmaceuticals, Inc. Currently, Ms. Clague serves as CFO of the San Diego and Ohio operations of Amylin Pharmaceuticals, LLC, a wholly owned subsidiary of Bristol-Myers Squibb. Prior to the acquisition by Bristol-Myers Squibb in 2012, Ms. Clague was the Vice President, Corporate Controller and Chief Accounting Officer of Amylin for 10 years, and during this time also served as the CFO of the Amylin/Lilly Collaboration that was responsible for products with $500+ million in annual net reported revenue. From 1988 to 1999, Ms. Clague was the director of finance and accounting operations for Sony Electronics, Inc. From 1985 to 1988, Ms. Clague served as internal audit supervisor at Cubic Corporation. From 1982 to 1985, Ms. Clague held various audit positions at KPMG. Ms. Clague is a certified public accountant in the State of California, and has a B.S. in Business Administration from Menlo College. Ms. Clague's qualifications to serve on the board include her significant experience as a financial executive in a publicly traded company, as well as her strong accounting and finance background resulting from her years in public accounting and industry.

John G. Coburn, age 72, has been a director since July 2013. General Coburn has been Chief Executive Officer and Chairman of VT Systems, Inc., an engineering group providing solutions and services in the aerospace, electronics, land systems and marine sectors, since November 2001. Prior to joining VT Systems, General Coburn served in the United States Army for 39 years in various logistics positions. His last assignment was as commanding general of the United States Army Material Command (AMC). General Coburn is a distinguished military graduate of Eastern Michigan University where he was commissioned as a second lieutenant in the infantry. General Coburn holds a B.A. in Education from Eastern Michigan University, a master's degree in Political Science from the University of Kansas, a J.D. from the University of Missouri, and an honorary Ph.D. from Eastern Michigan University. General Coburn's extensive executive management experience as well as his senior military leadership experience and logistics, procurement and program development background qualify him to serve on our Board.

Richard H. Osgood III, age 59, has been a director since July 2013. Mr. Osgood retired in 2012 after serving as Head of Equity Capital Markets for Wedbush Securities since January 2009. Mr. Osgood joined Wedbush Securities when it acquired Pacific Growth Equities, which Mr. Osgood founded in 1991. Mr. Osgood served in various capacities with Pacific Growth Equities prior to its acquisition, including President, Chief Executive Officer, Chief Operating Officer, Chairman and Executive Chairman. Prior to founding Pacific Growth Equities, Mr. Osgood was the Head of Capital Markets, Sales and Trading at Volpe, Welty and Company, a company he also co-founded in 1986. Previously, Mr. Osgood held senior positions in institutional sales at Montgomery Securities, Rotan Mosely and Smith Barney. Mr. Osgood holds a B.A. in Psychology and a B.S. in Biology from the University of the South. Mr. Osgood's capital markets and securities industry expertise, as well as his management and strategic experience qualify him to serve on our Board.

Dennis J. Wend, age 54, has been a director since July 2013. Mr. Wend has served as the President of Wend & Associates Inc., a technology based consulting company working with various government agencies and private sector firms, since January 2007. Prior to founding Wend & Associates, Mr. Wend served over 27 years as a civilian with the United States Army in various positions in procurement, logistics, and weapon system management, including positions that required management and direction of multiple manufacturers throughout the country executing approximately $1 billion of production. Mr. Wend is the recipient of the Meritorious Civilian Medal, The Secretary of the Army Competition in Contracting Award, the AMC Commanders Medal, Federal Manager of the Year Award and the Secretary of Transportation Award and numerous other awards. Mr. Wend holds a master of science degree from Central Michigan University and a BBA from the Detroit Institute of Technology. He is also a graduate of the Department of Defense System Management College and certified as a Level III DOD Acquisition Corps professional in Program Management and

Acquisition. Mr. Wend's extensive experience in strategic management and program development, as well as his procurement, logistics, and weapon system management expertise qualify him to serve on our Board.

BOARD AND COMMITTEE MATTERS AND CORPORATE GOVERNANCE MATTERS

Corporate Governance

We maintain a corporate governance page on our website that includes key information about our corporate governance initiatives, including our Code of Business Conduct and Ethics, our Charters for the committees of the Board, and our Whistleblower Protection Policy. The corporate governance page can be found at www.lradx.com by clicking on "Investors," and then on "Corporate Governance." The information contained on our website is not incorporated by reference into and does not form a part of this Proxy Statement.

Our policies and practices reflect corporate governance initiatives that are designed to be compliant with the listing requirements of the NASDAQ Stock Market and the corporate governance requirements of applicable securities laws, including:

- A majority of our Board members are independent of our company and our management;
- All members of our standing Board committees are independent of our company and our management;
- The independent members of our Board meet regularly without the presence of management;
- We have a clear code of business conduct and ethics that applies to our principal executive officers, our directors and all of our employees, and is monitored by our Audit Committee;
- The charters of the board committees clearly establish their respective roles and responsibilities; and
- We have a hotline available to all employees, and our Audit Committee has procedures in place for the anonymous submission of employee complaints on accounting, internal accounting controls, or auditing matters.

Board of Directors

Our Board currently consists of five directors: Thomas R. Brown (Chairman), Laura M. Clague, General John G. Coburn, Richard H. Osgood III and Dennis J. Wend. During the fiscal year ended September 30, 2013, our Board held 35 meetings. All directors serving on the Board during the fiscal year ended September 30, 2013 attended at least 75% of the aggregate of the total number of the meetings of the Board and the total number of meetings held by all committees of the Board on which he or she served (in each case during the period in which he or she served).

Independence of the Board

As required under the NASDAQ Stock Market listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. After review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent registered public accounting firm, our Board has affirmatively determined that Ms. Clague, General Coburn, Mr. Osgood and Mr. Wend are independent directors within the meaning of the applicable NASDAQ listing standards.

Board Leadership Structure

Thomas R. Brown currently serves as Chief Executive Officer and Chairman of the Board. The Board does not have a lead independent director. We do not have a formal policy with respect to separation of the offices of Chairman of the Board and Chief Executive Officer, and the Board believes that it should maintain flexibility to select our Chairman and board leadership structure from time to time. The Board believes that it is currently in our best interest, and that of our stockholders, for Mr. Brown to serve in both roles. The Board believes this provides us an efficient and effective leadership model. Combining the Chairman and CEO roles fosters clear accountability, effective decision-making and alignment on corporate strategy. In light of Mr. Brown's knowledge of our business and industry, and his experience successfully navigating us through both strong and challenging periods, his ability to speak as Chairman and CEO provides us with strong unified leadership.

Role of Board in Risk Oversight

Our management is primarily responsible to manage risk and inform the Board regarding our most material risks. The Board has oversight responsibility of the processes established to monitor and manage such risks. The Board believes that such oversight function is the responsibility of the entire Board through frequent reports and discussions at regularly scheduled Board meetings. In addition, the Board has delegated specific risk management oversight responsibility to the Audit Committee and to the independent members of the Board. In particular, the Audit Committee oversees management of risks related to accounting, auditing and financial reporting and maintaining effective internal controls for financial reporting. The Compensation Committee oversees risk management related to our executive compensation plans and arrangements. The independent directors on the Board oversee risk management related to the nomination of director candidates and our corporate governance practices. The Board believes that the leadership structure described above under "Board Leadership Structure" facilitates the Board's oversight of risk management because it allows the Board, working through its committees to participate actively in the oversight of management's actions. These specific risk categories and our risk management practices are regularly reviewed by the entire Board in the ordinary course of regular Board meetings.

Executive Sessions

As required under NASDAQ listing standards, during the calendar year ended December 31, 2013, our independent directors met at least twice in regularly scheduled executive sessions at which only independent directors were present.

Stockholder Communications with the Board

We have adopted a formal process by which stockholders may communicate with our Board. The Board recommends that stockholders initiate any communications with the Board in writing and send them in care of Investor Relations by mail to our principal offices, 16990 Goldentop Road, Suite A, San Diego, CA 92127. This centralized process will assist the Board in reviewing and responding to stockholder communications in an appropriate manner. The name of any specific intended Board recipient should be noted in the communication. The Board has instructed Investor Relations to forward such correspondence only to the intended recipients; however, the Board has also instructed Investor Relations, prior to forwarding any correspondence, to review such correspondence and, in its discretion, not to forward certain items if they are deemed of a personal, illegal, commercial, offensive or frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, that correspondence will be forwarded to our corporate Secretary for review and possible response. This information is also contained on our website at www.lradx.com.

Information Regarding the Board Committees

During the full fiscal year ended September 30, 2013, the Board had two standing committees: the Audit Committee and the Compensation Committee. Between February 4, 2013 and July 17, 2013, our Board of Directors also had a Nominating and Corporate Governance Committee comprised of all of our independent directors. The current charters for the Audit Committee and the Compensation Committee can be found on our website at www.lradx.com.

Audit Committee

Our Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58) of the Securities Exchange Act of 1934 (the "Exchange Act"). The Audit Committee oversees our corporate accounting and financial reporting processes. Among other functions, the Audit Committee:

- evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;
- engages the independent registered public accounting firm;
- determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;
- confers with senior management and the independent registered public accounting firm regarding the adequacy and effectiveness of financial reporting;

- reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

- considers the effectiveness of our Company's internal control system, including information technology security and control;

- understands the scope of the independent registered public accounting firm's review of internal control over financial reporting, and obtains reports on significant findings and recommendations, together with management's responses;

- monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law;

- oversees procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

- reviews the procedures for communicating the code of business conduct and ethics to our company personnel, and for monitoring compliance therewith;

- reviews annually the Audit Committee's written charter and the committee's performance and reports the same to the Board;

- reviews the financial statements to be included in our Annual Report on Form 10-K as well as interim financial reports;

- discusses with management and the independent registered public accounting firm the results of the annual audit and the results in our quarterly financial statements; and

- reviews and approves all related party transactions on an ongoing basis.

The Audit Committee has the authority to retain special legal, accounting or other advisors or consultants as it deems necessary or appropriate to carry out its duties. The Audit Committee is composed of Ms. Clague (Chair), General Coburn and Messrs. Osgood and Wend. The Audit Committee met 4 times during fiscal 2013.

The Board annually reviews the NASDAQ listing standards definition of independence for audit committee members and has determined that all members of our Audit Committee are independent under applicable SEC rules and NASDAQ listing standards. Our Board has determined that each member of the Audit Committee is able to read and understand fundamental financial statements, including our company's balance sheet, income statement and cash flow statement. Our Board has also determined that Ms. Clague qualifies as an "audit committee financial expert," as defined in applicable SEC rules. In making such determination, the Board made a qualitative assessment of Ms. Clague's level of knowledge and experience based on a number of factors, including Ms. Clague's formal education and experience.

Compensation Committee

The Compensation Committee assists in the implementation of, and provides recommendations with respect to, our general and specific compensation policies and practices for our company's executives. The Compensation Committee also administers our 2005 Equity Incentive Plan. Among other functions, the Compensation Committee:

- reviews and approves the performance goals and objectives for executive officers, including our CEO;

- evaluates the CEO's performances in light of those goals and objectives and recommends to the Board the CEO's compensation levels;

- recommends to the Board the compensation of executive officers other than the CEO;

- reports on executive compensation for inclusion in our company's proxy statements;

- reviews annually the Board compensation and makes related recommendations to the Board; and

- reviews annually the Compensation Committee's written charter and the committee's performance and reports the same to the Board.

The Compensation Committee has the authority to retain special legal or other advisors or consultants as it deems necessary or appropriate to carry out its duties. The Compensation Committee is composed of Mr. Osgood (Chair), Ms. Clague, General Coburn and Mr. Wend. The Compensation Committee held 5 meetings during fiscal 2013. Each member of the Compensation Committee is independent under applicable NASDAQ listing standards, an "outside director" as defined in Section 162(m) of the Internal Revenue Code and a "non-employee director" as defined in Rule 16b-3 under the Exchange Act.

Director Nominations

The Board performs the functions associated with a nominating committee. The Company's independent directors make recommendations to the full Board for nominations to fill vacancies on the Board and for selecting the management nominees for the directors to be elected by the Company's shareholders at each annual meeting. The Board believes that, considering the size of the Company and the Board, nominating decisions can be made effectively on a case-by-case basis by the Board. In carrying out the functions of a nominating committee, the Board does not rely on a nominating committee charter. Rather, the independent directors of the Company apply the guidelines set forth below in considering nominations to the Board.

Director Qualifications

The Board believes that new candidates for director should have certain minimum qualifications, including having the knowledge, capabilities, experience and contacts that complement those currently existing within our company; ability and qualifications to provide our management with an expanded opportunity to explore ideas, concepts and creative approaches to existing and future issues, and to guide management through the challenges and complexities of building a quality company; ability to meet contemporary public company board standards with respect to general governance; stewardship, depth of review, independence, financial certification, personal integrity and responsibility to stockholders; genuine desire and availability to participate actively in the development of our future; and an orientation toward maximizing stockholder value in realistic time frames. The Board also intends to consider for new Board members such factors as ability to contribute strategically through relevant industry background and experience, on either the vendor or the end user side; strong current industry contacts; ability and willingness to introduce and open doors to executives of potential customers and partners; current employment as the CEO of an acoustic products, media, advertising, military or government supply company larger than our company; independence from our company and current Board members; and a recognizable name that would add credibility and value to our company and its stockholders. The Board does not have a formal policy regarding diversity, but as described above considers a broad range of attributes and characteristics in identifying and evaluating nominees for election to the Board. The Board views diversity broadly to include diversity of experience, skills and viewpoint in addition to more traditional diversity concepts. The Board may modify these qualifications from time to time.

Evaluating Nominees for Director

The Board reviews candidates for director nominees in the context of the current composition of our Board, our operating requirements and the long-term interests of stockholders. In conducting this assessment, the Board currently considers, among other factors, diversity, age, skills, and such other factors as it deems appropriate given the current needs of the Board and our company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Board reviews such directors' overall service to our company during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the Board also determines whether the nominee must be independent, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Board then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Board conducts any appropriate and necessary inquiries into the background and qualifications of possible candidates after considering the function and needs of our Board. The Board meets to discuss and consider such candidates' qualifications and then select a nominee for recommendation to our Board by majority vote. To date, the Board has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

Stockholder Nominations

The Board applies the same guidelines (described above) to stockholder nominees as applied to nominees from other sources. Any stockholder who wishes to recommend for the Board's consideration a prospective to serve on the Board may do so by giving the candidate's name and qualifications in writing to our corporate secretary at the following address: 16990 Goldentop Road, Suite A, San Diego, California 92127.

Code of Business Conduct and Ethics

We have adopted a "Code of Business Conduct and Ethics," a code of ethics that applies to all employees, including our executive officers. A copy of the Code of Business Conduct and Ethics is posted on our Internet site at www.lradx.com. In the event we make any amendments to, or grant any waivers of, a provision of the Code of Business Conduct and Ethics that applies to the principal executive officer, principal financial officer, or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose such amendment or waiver and the reasons therefor on a Form 8-K or on our next periodic report.

PROPOSAL TWO
RATIFICATION OF SELECTION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Squar, Milner, Peterson, Miranda & Williamson, LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2014. A representative of Squar, Milner, Peterson, Miranda & Williamson, LLP is expected to be present at the Annual Meeting. If present, the representative will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions. Stockholder ratification of the selection of Squar, Milner, Peterson, Miranda & Williamson, LLP is not required by our bylaws or otherwise. However, we are submitting the selection of Squar, Milner, Peterson, Miranda & Williamson, LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will consider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interest of our company and our stockholders.

The affirmative vote of a majority of the votes cast at the meeting, either in person or by proxy, is required to ratify the selection of Squar, Milner, Peterson, Miranda & Williamson, LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders for the purpose of determining a quorum and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

Independent Registered Public Accountants Fees

The following table presents fees billed by Squar, Milner, Peterson, Miranda & Williamson, LLP for professional services rendered for the fiscal years ended September 30, 2012 and 2013:

	Fiscal 2012	Fiscal 2013
Audit Fees (1)	$117,057	$117,445
Audit Related Fees (2)	—	—
Tax Fees (3)	$3,763	$5,606
All Other Fees (4)	—	—
Total	$120,820	$123,051

(1) Audit Fees include fees and expenses for professional services rendered in connection with the audit of our financial statements for those years, reviews of the financial statements included in each of our quarterly reports on Form 10-Q during those years and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Audit Related Fees consist of fees billed for assurance related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees." Included in Audit Related Fees are fees and expenses related to reviews of registration statements and SEC filings other than Forms 10-K and 10-Q. No such fees were billed by Squar, Milner, Peterson, Miranda & Williamson, LLP for fiscal 2012 or 2013.

(3) Tax Fees include the aggregate fees paid by us during the fiscal year indicated for professional services for tax compliance, tax advice and tax planning.

(4) All Other Fees consist of fees for products and services other than the services reported above. No such fees were billed by Squar, Milner, Peterson, Miranda & Williamson, LLP for fiscal 2012 or 2013.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services are pre-approved by the Audit Committee, which considers, among other things, the possible effect of the performance of such services on the registered public accounting firm's independence. The Audit Committee pre-approves the annual engagement of the principal independent registered public accounting firm, including the performance of the annual audit and quarterly reviews for the subsequent fiscal year, and pre-approves specific engagements for tax services performed by such firm. The Audit Committee has also established pre-approval policies and procedures for certain enumerated audit and audit related services performed pursuant to the annual engagement agreement, including such firm's attendance at and participation at Board and committee meetings; services of such firm associated with SEC registration statements, periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings, such as comfort letters and consents; such firm's assistance in responding to any SEC comment letters; and consultations with such firm as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by the SEC, Public Company Accounting Oversight Board, Financial Accounting Standards Board, or other regulatory or standard-setting bodies. The Audit Committee is informed of each service performed pursuant to its pre-approval policies and procedures.

The Audit Committee has considered the role of Squar, Milner, Peterson, Miranda & Williamson, LLP in providing services to us for the fiscal year ended September 30, 2013 and has concluded that such services are compatible with such firm's independence.

Our Board of Directors recommends a vote IN FAVOR of the ratification of the selection of our independent registered public accounting firm.

PROPOSAL THREE
ADVISORY VOTE ON EXECUTIVE COMPENSATION

Consistent with the vote of our stockholders, our Board of Directors has determined to submit the approval of our executive compensation annually to our stockholders on a non-binding basis. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the compensation of our named executive officers. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers. Our executive compensation program received the support of stockholders holding 92% of our stock that was voted on the matter at our 2013 Stockholders Meeting.

Our executive compensation program is designed to attract, motivate and retain a talented team of executives. We seek to accomplish this goal in a way that rewards performance that is aligned with our stockholders' long-term interests. We believe that our executive compensation program satisfies this goal and is strongly aligned with the long-term interests of our stockholders.

In accordance with the requirements of Section 14A of the Exchange Act, we are including in this Proxy Statement a separate resolution, subject to a non-binding stockholder vote, to approve the compensation of our named executive officers as disclosed in this Proxy Statement. Accordingly, the following resolution is submitted for stockholder vote at the 2014 Annual Meeting:

> "RESOLVED, that the stockholders of LRAD Corporation approve, on an advisory basis, the compensation of its named executive officers as disclosed in the tabular disclosure regarding named executive officer compensation and the accompanying narrative disclosure in the Proxy Statement for the 2014 Annual Meeting."

As an advisory vote, this proposal is not binding. However, the Compensation Committee, which is responsible for designing and administering our executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will continue to consider the outcome of the vote when making future compensation decisions for named executive officers.

Our Board of Directors recommends that stockholders vote FOR the approval, on an advisory basis, of the compensation of our named executive officers, as disclosed in this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of January 27, 2014 by: (i) each director and nominee; (ii) each of the named executive officers reflected in the Summary Compensation Table; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)	Percent of Class (1)
Common Stock	**Austin W. Marxe and David M. Greenhouse** 527 Madison Avenue, Suite 2600 New York, New York 10022	5,455,800 (2)	16.1%
Common Stock	**Iroquois Capital Management LLC** 641 Lexington Avenue, 26th Floor New Your, New Your 10022	3,036,932 (3)	9.0%
Common Stock	**Manatuck Hill Partners, LLC** 1465 Post Road East Westport, Connecticut 06880	2,151,122 (4)	6.5%
Common Stock	**Thomas R. Brown** 16990 Goldentop Rd., Suite A San Diego, California 92127	1,483,233 (5)	4.3%
Common Stock	**Laura M. Clague** 16990 Goldentop Rd., Suite A San Diego, California 92127	68,433 (6)	*
Common Stock	**John G. Coburn** 16990 Goldentop Rd., Suite A San Diego, California 92127	–	*
Common Stock	**Richard H. Osgood III** 16990 Goldentop Rd., Suite A San Diego, California 92127	50,000	*
Common Stock	**Dennis J. Wend** 16990 Goldentop Rd., Suite A San Diego, California 92127	50,000	*
Common Stock	**Katherine H. McDermott** 16990 Goldentop Rd., Suite A San Diego, California 92127	251,999 (7)	*
	All directors and executive officers as a group (6 persons)	1,903,665 (8)	5.5%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated below, this table is based on information supplied by officers, directors and principal stockholders. The inclusion in this table of such shares does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of, or receives the economic benefit of, such shares. Percentage of class is based on 33,133,380 shares of common stock outstanding on January 27, 2014. Except as otherwise stated below, each of the named persons has sole voting and investment power with respect to the shares shown (subject to community property laws).

(2) Beneficial joint ownership by Mr. Marxe and Mr. Greenhouse is based on information provided by the stockholder in a Form 4 filed with the SEC on June 11, 2013 and consists of 4,667,710 shares of common stock and 788,090 warrants held by the following entities: 2,147,462 shares and 372,466 warrants owned by Special Situations Fund III QP, L.P., 715,290 shares and 102,564 warrants owned by Special Situations Private Equity Fund, L.P., 250,139 shares and 43,385 warrants owned by Special Situations Technology Fund, L.P., and 1,554,819 shares and 269,675 warrants owned by Special Situations Technology Fund II, L.P. MGP Advisors Limited Partnership, or MGP, is the general partner of the Special Situations Fund III QP, L.P. and AWM Investment Company, Inc., or AWM, is the general partner of MGP. SST Advisers, L.L.C., or SSTA, is the general partner of the Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. MG Advisers, L.L.C., or MG, is the general partner of the Special Situations Private Equity Fund, L.P. AWM is the investment adviser to Special Situations Fund III QP, L.P., Special Situations Technology Fund, L.P., Special Situations Technology Fund II, L.P. and Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM, SSTA and MG, and are principally responsible for the selection, acquisition, voting and disposition of the portfolio securities by each investment adviser on behalf of its fund. Both Messrs. Marxe and Greenhouse share voting and dispositive power with respect to shares held by these stockholders.

(3) Beneficial ownership by Iroquois Capital Management LLC, Mr. Joshua Silverman and Mr. Richard Abbe is based on information provided by the stockholders in a Schedule 13D Amendment #3 filed with the SEC on June 13, 2013. Iroquois Capital Management L.L.C ("Iroquois Capital") is the investment manager of Iroquois Master Fund, Ltd. ("IMF"). Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF. As managing members of Iroquois Capital, Mr. Silverman and Mr. Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF. As a result of the foregoing, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by IMF. In the Schedule 13D filing, each of Iroquois Capital, Mr. Silverman and Mr. Abbe reported shared voting and dispositive power over 2,721,724 shares (including 2,332,958 shares and warrants to purchase 388,766 shares), Mr. Silverman reported sole voting and dispositive power over 21,167 shares (including 16,664 shares and warrants to purchase 4,503 shares) and Mr. Abbe reported sole voting and dispositive power over 294,041 shares (including 239,998 shares and warrants to purchase 54,043 shares). Messrs. Silverman and Abbe also disclaimed beneficial ownership over 1,540,926 shares (including 1,216,653 shares and warrants to purchase 324,273 shares) in the Schedule 13D.

(4) Beneficial ownership by Manatuck Hill Partners, LLC is based in part on information provided by the stockholder in a Schedule 13G filed with the SEC on April 5, 2011 and is based in part on information provided to the Company by the stockholder, and consists of 2,151,122 shares of common stock. Manatuck Hill Partners, LLC has sole voting and dispositive power with respect to the shares.

(5) Includes 1,370,833 shares issuable upon exercise of outstanding stock options within 60 days of January 27, 2014.

(6) Includes 2,000 shares held by spouse and 45,833 shares issuable upon exercise of outstanding stock options within 60 days of January 27, 2014.

(7) Includes 224,999 shares issuable upon exercise of outstanding stock options within 60 days of January 27, 2014.

(8) Includes 1,641,665 shares issuable upon exercise of outstanding stock options within 60 days of January 27, 2014.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation paid or earned by our Chief Executive Officer and Chief Financial Officer for the fiscal year ended September 30, 2013. We refer to each such person as a "named executive officer."

Name and Principal Position	Fiscal Year	Salary	Bonus	Option Awards	All Other Compensation	Total
Thomas R. Brown	2013	$275,000	—	$518,311(1)(2)	$13,875	$807,186
President and Chief Executive Officer	2012	$275,000	—	$463,644(3)	$14,047	$752,691
Katherine H. McDermott	2013	$175,000	—	$43,338(1)	$7,875	$226,213
Chief Financial Officer and Secretary	2012	$175,000	—	$41,186(3)	$7,875	$224,061

(1) The amounts for 2013 reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2013, in accordance with ASC 718, "Compensation-Stock Compensation." Assumptions used in the calculation of these amounts are included in the notes to our audited financial statements for the fiscal year ended September 30, 2013, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 21, 2013.

(2) On September 10, 2013, one of Mr. Brown's stock option grants was modified to increase the exercise price from $1.33 to $3.00. As a result of this repricing, the fair value of the grant decreased. In accordance with FASB ASC Topic 718, the total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date. As such, the compensation cost above was not reduced as a result of this repricing.

(3) The amounts for 2012 reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2012, in accordance with ASC 718, "Compensation-Stock Compensation." Assumptions used in the calculation of these amounts are included in the notes to our audited financial statements for the fiscal year ended September 30, 2012, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 4, 2012.

No named executive officer received any form of non-cash compensation from us in the fiscal year ended September 30, 2013, or currently receives any such compensation, in excess of 10% of the total amount of annual salary and bonus reported for the named executive officer above. No named executive officer received a restricted stock award, a stock appreciation right or a long-term incentive payout in the fiscal year ended September 30, 2013.

Employment Arrangements

We have entered into the following employment arrangements with each of the named executive officers reflected in the Summary Compensation Table.

Mr. Thomas R. Brown— Effective August 23, 2006, we entered into a letter agreement with Mr. Brown pursuant to which he was appointed as our President and Chief Executive Officer commencing September 5, 2006. Under his employment agreement, Mr. Brown's current annual salary is $283,250, and Mr. Brown participates in bonus, benefit and other incentives at the discretion of the Compensation Committee. In connection with his employment, Mr. Brown is eligible for an annual bonus as recommended by the Compensation Committee and approved by the Board. The bonus for 2014 is based on the bonus plan described below under the heading "Executive Officer and Employee Incentive Plan." Mr. Brown received no bonus for fiscal year 2013. In the event that Mr. Brown's employment is terminated for any reason other than cause, or if he resigns for good reason, he will be entitled to severance equal to one month's salary for each two month period of service, or portion thereof, up to six months' salary. He will also be entitled to continuation of his company-provided health and dental benefits for the same period. Mr. Brown is also entitled to participate in the Change in Control Severance Benefit Plan whereby in the event of a qualifying termination, he will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination.

Ms. Katherine H. McDermott— Effective June 25, 2007, we entered into a letter agreement with Ms. McDermott pursuant to which she was appointed Controller/Chief Accounting Officer, and subsequently Chief Financial Officer. Under her employment agreement, Ms. McDermott's current annual salary is $180,250, and Ms. McDermott participates in bonus, benefit and other incentives at the discretion of the Compensation Committee. Ms. McDermott's bonus for 2014 is based on the bonus plan described below under the heading "Executive Officer and Employee Incentive Plan." Ms. McDermott received no bonus for fiscal year 2013. Ms. McDermott's employment is not for a specified period or term of employment and is terminable at-will by us or by Ms. McDermott for any reason, with or without notice. Ms. McDermott is also entitled to participate in the Change in Control Severance Benefit Plan whereby in the event of a qualifying termination, she will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination.

Executive Officer and Employee Incentive Plan

On November 20, 2013, the Compensation Committee of our Board recommended, and the Board approved, an incentive bonus plan for fiscal year 2014 designed to motivate our employees to achieve our financial objectives and to reward them for their achievements when our objectives are met. All of our employees will be entitled to participate in the incentive plan. Target bonus amounts vary based on a percentage of the employee's base salary, which are 50% of base salary for executive officers and range from 10% to 50% of base salary for other employees depending on their level of responsibility. A bonus payment will be made at three levels, including at 50% of target, at 100% of target and at 200% of target, depending upon the achievement by our company of specified earnings per share goals. For purposes of the earnings per share calculation, the number of shares outstanding will be held constant as of October 1, 2013.

Option Repricing

Pursuant to the terms of an agreement with certain of our stockholders, Mr. Brown agreed to increase the exercise price of the option granted to Mr. Brown in May 2012 for 750,000 shares from $1.33 to $3.00 per share. The increase in the exercise price of his option was effective September 10, 2013.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information regarding unexercised options for each named executive officer outstanding as of September 30, 2013.

Outstanding Equity Awards at Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options: Exercisable	Number of Securities Underlying Unexercised Options: Unexercisable	Number of Securities Underlying Unexercised Options: Total	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Thomas R. Brown	166,698	— (1)	166,698	—	$ 0.48	12/8/2013
	250,000	— (2)	250,000	—	$ 1.24	6/15/2015
	100,000	— (3)	100,000	—	$ 2.63	12/6/2015
	250,000	— (4)	250,000	—	$ 2.27	8/19/2021
	562,500	187,500 (5)	750,000	—	$ 3.00	5/10/2022
Katherine H. McDermott	36,796	— (1)	36,796	—	$ 0.48	12/8/2013
	100,000	— (2)	100,000	—	$ 1.24	6/15/2015
	75,000	— (5)	100,000	—	$ 1.33	5/10/2022

(1) The option vests as to 1/3 of the shares on the date of grant of December 8, 2008 and 1/12 quarterly thereafter until fully vested.
(2) The option vests as to 1/3 of the shares on the date of grant of June 15, 2010 and 1/12 quarterly thereafter until fully vested.
(3) The option vests as to 1/3 of the shares on the date of grant of December 6, 2010 and 1/12 quarterly thereafter until fully vested.
(4) The option vests as to 1/3 of the shares on the date of grant of August 19, 2011 and 1/12 quarterly thereafter until fully vested.
(5) The option vests as to 1/3 of the shares on the date of grant of May 10, 2012 and 1/12 quarterly thereafter until fully vested.

We do not have any stock appreciation rights plans in effect and we have no long-term incentive plans, as those terms are defined in SEC regulations. We have no defined benefit or actuarial plans covering any named executive officer.

Potential Payments Upon Termination or Change-in-Control

Under our employment agreement with Mr. Brown, in the event that Mr. Brown's employment is terminated for any reason other than cause, or if he resigns for good reason, he will be entitled to severance equal to one month's salary for each two month period of service, or portion thereof, up to six months' salary. Mr. Brown's current annual salary is $283,250. As such, in the event we are required to make severance payments to him, he would be entitled to $23,604 for each two months of service, up to an aggregate of $141,625. He will also be entitled to continuation of his company-provided health and dental benefits for the same period of time.

We have a Change in Control Severance Benefit Plan under which, in the event of a qualifying termination, each of two participating executives will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination. A qualifying termination under the Change of Control Plan is any involuntary termination without cause or any voluntary termination for good reason, in each case occurring within three months before or twelve months after a change of control of the Company.

COMPENSATION OF DIRECTORS

The following table shows all the fees earned or cash paid during the fiscal year ended September 30, 2013 to our non-employee directors. No option or restricted stock awards, long-term incentive plan payouts or other types of payments, other than the amount identified in the chart below, were paid to these directors during the fiscal year ended September 30, 2013.

Director Compensation Fiscal Year 2013

Name	Fees Earned or Paid in Cash	Option Awards (1)	All Other Compensation	Total
Helen C. Adams (2)	$20,924	$21,956	—	$42,880
Laura M. Clague	$25,500	$21,669	—	$47,169
John G. Coburn	$4,076	—	—	$4,076
Richard H. Osgood II	$4,076	—	—	$4,076
Raymond C. Smith (2)	$20,924	$23,453	—	$44,377
George William VanDeWeghe, Jr. (2)	$21,924	—	—	$21,924
Dennis J. Wend	$4,076	—	—	$4,076

(1) The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended September 30, 2013, in accordance with ASC 718, "Compensation-Stock Compensation". Assumptions used in the calculation of these amounts are included in the notes to our audited financial statements for the fiscal year ended September 30, 2013, included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 21, 2013.

(2) None of Ms. Adams, Admiral Smith or Mr. VanDeWeghe stood for re-election at the 2013 Annual Meeting.

Effective January 1, 2014, each of our non-employee directors receives (a) an annual cash retainer equal to $25,000, which is paid in equal quarterly installments and is prorated for partial year service, (b) an initial grant of an option to purchase 30,000 shares of the Company's common stock upon the director's appointment to the Board and (c) an annual grant of an option to purchase 20,000 shares of the Company's common stock at each annual meeting of stockholders of the Company at which the director is re-elected to the Board. No additional amounts are payable for committee participation.

EQUITY COMPENSATION PLAN INFORMATION

At September 30, 2013, we had one equity incentive plan under which equity securities are or have been authorized for issuance to our employees, consultants or directors: the 2005 Equity Incentive Plan. This plan has been approved by our stockholders. In addition, from time to time we issue to employees, directors and service providers special stock options, inducement grants and warrants to purchase common shares, and these grants have not been approved by stockholders. The following table sets forth information as of September 30, 2013.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	2,394,476	$1.89	1,512,634
Equity compensation plans not approved by security holders	—	—	—
Total	2,394,476	$1.89	1,512,634

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Ms. Adams, Admiral Smith, Mr. VanDeWeghe, and Ms. Clague (Chair) served on the Compensation Committee during fiscal 2013, and Ms. Clague, General Coburn, Mr. Osgood, and Mr. Wend comprise our current Compensation Committee. None of the members of our Compensation Committee during the fiscal year ended September 30, 2013 are or were formerly officers or employees of our company. No executive officer of our company (1) served as a member of the compensation committee (or other committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served on our Compensation Committee, (2) served as a director of another entity, one of whose executive officers served on our Compensation Committee, or (3) served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of our company.

REPORT OF THE AUDIT COMMITTEE

Introductory Note: The following report is not deemed to be incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed soliciting material or filed under such acts.

The following is the report of the Audit Committee with respect to our audited financial statements for the fiscal year ended September 30, 2013.

The Audit Committee has reviewed and discussed the audited financial statements of LRAD Corporation with management. The Audit Committee has discussed with Squar, Milner, Peterson, Miranda & Williamson, LLP, our independent registered public accounting firm, the matters required to be discussed by Statement of Auditing Standards No. 61, Communication with Audit Committees, as amended, which includes, among other items, matters related to the conduct of the audit of our financial statements. The Audit Committee has also received written disclosures and the letter from Squar, Milner, Peterson, Miranda & Williamson, LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accounting firm's communications with the audit committee concerning independence, and has discussed with Squar, Milner, Peterson, Miranda & Williamson, LLP its independence from our company.

The Audit Committee acts pursuant to the Audit Committee Charter adopted by the Board of Directors. Each of the members of the Audit Committee qualifies as an independent director under the current listing standards of the NASDAQ Stock Market.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that audited financial statements be included in our company's Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

AUDIT COMMITTEE

Laura M. Clague
Richard H. Osgood III
Dennis J. Wend
November 20, 2013

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of any class of our securities registered under Section 12(g) of the Exchange Act to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports furnished to us and written representations that no other reports were required during the fiscal year ended September 30, 2013, we believe that all persons subject to the reporting requirements pursuant to Section 16(a) filed the required reports on a timely basis with the SEC.

TRANSACTIONS WITH RELATED PERSONS

During the fiscal year ended September 30, 2013 there were no (and there are no currently proposed) transactions in which the amount involved exceeded the lesser of $120,000 or 1% of the average of total assets at year end for the last two completed fiscal years to which we were (or are to be) a participant and in which any executive officer, director, nominee for director, 5% beneficial owner of our common stock or member of the immediate family of any of the foregoing persons had (or will have) a direct or indirect material interest.

STOCKHOLDER PROPOSALS

The deadline for submitting a stockholder proposal for inclusion in our proxy statement and form of proxy for our 2015 annual meeting of stockholders pursuant to Rule 14a-8 of the Securities and Exchange Commission is September 30, 2014.

Our bylaws also establish an advance notice procedure with respect to certain stockholder proposals and director nominations. If a stockholder wishes to have a stockholder proposal considered at our 2015 annual meeting, the stockholder must give timely notice of the proposal in writing to our Corporate Secretary. To be timely, a stockholder's notice of the proposal must be delivered to, or mailed and received at our executive offices not earlier than December 26, 2014 and not later than January 25, 2015; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than 30 days from the anniversary of the scheduled date of this year's Annual Meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or, in the event we first make public announcement of the date of such annual meeting fewer than 70 days prior to the date of such annual meeting, the close of business on the 10th day following the day on which we first make public announcement of the date of such meeting.

OTHER MATTERS

Other Matters Brought Before the Meeting

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

Proxy Solicitation

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this Proxy Statement, the proxy and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of common stock beneficially owned by others to forward to such beneficial owners. We may reimburse persons representing beneficial owners of common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of our company. No additional compensation will be paid to directors, officers or other regular employees for such services.

Householding of Proxy Materials

In some cases, stockholders holding their shares in a brokerage or bank account who share the same surname and address and have not given contrary instructions received only one copy of the proxy materials. This practice is designed to reduce duplicate mailings and save printing and postage costs. If you would like to have a separate copy of our annual report and/or proxy statement mailed to you or to receive separate copies of future mailings, please submit your request to the address or phone number that appears on your proxy card. We will deliver such additional copies promptly upon receipt of such request.

In other cases, stockholders receiving multiple copies at the same address may wish to receive only one. If you now receive more than one copy, and would like to receive only one copy, please submit your request to the address or phone number that appears on your proxy card. A copy of our Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended September 30, 2013 has been made available on-line or will be mailed upon request by our proxy service. Exhibits to the Form 10-K are available without charge upon written request to the Secretary at LRAD Corporation, 16900 Goldentop Road, Suite A, San Diego, California 92127.

Electronic Delivery of Proxy Materials and Annual Reports

If you are a stockholder of record, you may request and consent to electronic delivery of our future proxy materials and annual reports by following the instructions on your proxy card. If your shares are held in street name, please contact your broker, bank or other nominee and ask about the availability of electronic delivery. If you select electronic delivery, we will discontinue mailing the proxy materials and annual reports to you beginning next year and you will be sent an e-mail message notifying you of the Internet address or addresses where you may access the proxy materials and annual report. Your consent to electronic delivery will remain in effect until you revoke it. If you selected electronic delivery last year, we will not mail the materials to you this year and you will receive an e-mail message with the Internet address where you may access the proxy materials and annual report for the current year.

Additional Documentation

A copy of our Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended September 30, 2013 has been made available on-line or will be mailed upon request by our proxy service. Exhibits to the Form 10-K are available without charge upon written request to the Secretary at LRAD Corporation, 16900 Goldentop Road, Suite A, San Diego, California 92127.

Accommodations for Attendance at the Annual Meeting

Any stockholder or stockholder's representative who, because of a disability, may need special assistance or accommodation to allow him or her to participate at the Annual Meeting may request reasonable assistance or accommodation from us by contacting the Secretary at LRAD Corporation, 16990 Goldentop Road, Suite A, San Diego, California 92127 or at (858) 676-1112. To provide us sufficient time to arrange for reasonable assistance or accommodation, please submit all requests by March 15, 2014.

IMPORTANT

Your vote is very important no matter how many shares you own. If your shares are held in your own name, please sign, date and return the enclosed proxy card in the postage-paid envelope provided or submit your proxy by telephone or the internet. Instructions regarding telephone and internet voting are included on the proxy card (or, if applicable, your electronic delivery notice). If your shares are held in "street name," you should provide instructions to your broker, bank, nominee or other institution on how to vote your shares. You may provide instructions to your bank, nominee or other institution over the internet or by telephone if your broker, bank, nominee or other institution offers these options, or you may return the proxy card to your broker, bank, nominee or other institution and contact the person responsible for your account to ensure that a proxy is voted on your behalf.

*****

Whether you intend to be present at the Annual Meeting or not, we urge you to return your signed proxy card promptly.

By Order of the Board of Directors

Thomas R. Brown
Chairman of the Board

January 28, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2013

Commission File Number 0-24248

LRAD CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	**87-0361799**
(State or other jurisdiction of Incorporation or organization)	**(I.R.S. Employer Identification No.)**
16990 Goldentop Road, San Diego, California	**92127**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (858) 676-1112

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Name of exchange on which registered
Common stock, $.00001 par value per share	NASDAQ Capital Market

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ **(Do not check if a smaller reporting company)**	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by nonaffiliates of the registrant as of March 31, 2013 (the last business day of the registrant's most recently completed second fiscal quarter) was $25,643,882* based upon the closing price of the shares on the NASDAQ Capital Market on that date.

* Excludes the common stock held by executive officers, directors and stockholders whose ownership exceeded 5% of the common stock outstanding at March 31, 2013. This calculation does not reflect a determination that such persons are affiliates for any other purpose.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date:

32,911,605 shares of common stock, par value $.00001 per share, as of November 14, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement filed with the Commission pursuant to Regulation 14A in connection with the registrant's 2014 Annual Meeting of Stockholders, to be filed subsequent to the date of this report, are incorporated by reference into Part III of this report. The definitive proxy statement will be filed with the Commission not later than 120 days after the conclusion of the registrant's fiscal year ended September 30, 2013.

TABLE OF CONTENTS

		Page
	PART I	
ITEM 1.	Business	1
ITEM 1A.	Risk Factors	6
ITEM 1B.	Unresolved Staff Comments	14
ITEM 2.	Properties	14
ITEM 3.	Legal Proceedings	14
ITEM 4.	Mine Safety Disclosures	14
	PART II	
ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	15
ITEM 6.	Selected Financial Data	15
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	16
ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk	22
ITEM 8.	Financial Statements and Supplementary Data	22
ITEM 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	22
ITEM 9A.	Controls and Procedures	22
ITEM 9B.	Other Information	23
	PART III	
ITEM 10.	Directors, Executive Officers and Corporate Governance	24
ITEM 11.	Executive Compensation	24
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	24
ITEM 13.	Certain Relationships and Related Transactions, and Director Independence	24
ITEM 14.	Principal Accounting Fees and Services	24
	PART IV	
ITEM 15.	Exhibits, Financial Statement Schedules	25
	Consolidated Financial Statements	F-1
	Signatures	S-1

PART I

Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements relating to future events or the future performance of our company. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the only means of identifying forward-looking statements. Such statements are predictions and actual events or results may differ materially. In evaluating such statements, you should specifically consider various factors identified in this report, including the matters set forth below in "Item 1A. Risk Factors" of this Annual Report on Form 10-K, which could cause actual results to differ materially from those indicated by such forward-looking statements.

For purposes of this Annual Report, the terms "we," "us," "our" and the "Company" refer to LRAD Corporation and its consolidated subsidiary.

Item 1. Business.

Overview

LRAD Corporation develops and delivers innovative directed acoustic products that beam, focus and control sound over short and long distances. By placing sound only where needed, we not only enhance many typical speaker applications, but we offer novel sound applications that conventional speakers cannot achieve. We offer a variety of directional sound products which meet a broad range of requirements from communicating with and deterring threats over distances up to 300 meters with our hand-held LRAD 100X to distances in excess of 3,500 meters with our LRAD 2000X. Since 1996, we have been at the forefront developing new acoustic innovations to project, focus, shape and control sound and we believe we have established a significant competitive advantage in our principal markets. Our Long Range Acoustic Device® or LRAD® pioneered a new worldwide market for directional long-range acoustic hailing devices ("AHDs") capable of communicating with authority and clarity over more than 3,500 meters.

Technology and Products

Our major technology platforms and related products are:

LRAD

Our LRAD represents a technological breakthrough that creates a directed acoustic beam using minimal power to communicate at operational ranges with authority and superior intelligibility even in high ambient noise environments. LRAD hailing, notification and warning systems feature a 15 to 30 degree acoustic beam and a broadcast range in excess of 3,500 meters. LRAD hailing, notification and warning systems also feature a rugged construction that allows the product to meet the stringent environmental requirements of military applications. LRAD hailing, notification and warning systems can emit powerful voice commands, prerecorded messages in multiple languages and deterrent tones to create large safety zones allowing operators to determine the intent, influence the behavior and gain compliance from approaching vessels, vehicles or personnel. LRAD was developed for the U.S. Navy to fulfill a capability gap identified after the USS Cole attack in 2000 and has been deployed by the U.S. Army, Navy, Marine Corps and Coast Guard, as well as international military services and commercial maritime, commercial security, and public safety organizations around the globe since early 2003.

In fiscal 2008, we completed the redesign and redevelopment of our LRAD product and introduced our current generation of products called LRAD-X. Our LRAD-X product line uses directionality and focused acoustic output to clearly transmit critical information, instructions and warnings in excess of 3,500 meters. The LRAD-X product line features improved voice intelligibility and is available in a number of packages and form factors that meet the military's stringent environmental requirements. Our LRAD-X product line provides a complete range of systems from single user portable to permanently installed, remotely operated. In the following years, we added new models to meet the needs of specific customer requirements and to enable us to expand our technology into new markets. We added new features such as wireless capability, recordable microphones, integrated and remote electronics packages, and various amplifier configurations. We also continued to enhance our product design to improve the durability and performance of our units. Our LRAD products have been competitively selected over other commercially available systems by U.S. and several foreign militaries. Our LRAD-X product line currently includes the following:

- **LRAD 2000X**—launched in fiscal 2012 to meet the requirements of larger security applications—is our largest and loudest AHD and broadcasts highly intelligible voice communication that can be clearly heard and understood over distances in excess of 3,500 meters. This unit is designed to be highly effective in perimeter and border security applications.
- **LRAD 1000X**—selected by the U.S. Navy as its AHD for Block 0 of the Shipboard Protection System—can be manually operated to provide long distance hailing and warning with highly intelligible communication. This unit is available in both fully-integrated and remotely-operated electronics.

- **LRAD 500X**—selected by the U.S. Navy and U.S. Army as their AHD for small vessels and vehicles—is lightweight and can be easily transported to provide security personnel long-range communications and a highly effective hailing and warning capability where needed.

- **LRAD 300X**—a lightweight mid-range AHD developed for small vessels and manned and unmanned vehicles and aircraft—is available with both fully integrated and remotely-operated electronics.

- **LRAD 100X**—a self-contained, battery powered, portable system designed for use in a variety of mass notification, law enforcement and commercial security applications—is ideally suited for short-range perimeter security and communications.

- **LRAD-RX**—selected by the U.S. Navy after a competitive bid as its AHD for Block 2 of the Shipboard Protection System— is our solution for remotely controlled security. The LRAD-RX enables system operators to detect and communicate with an intruder over long distances. It features an LRAD 1000X emitter head, integrated camera, high-intensity searchlight and our proprietary, robust, and Internet protocol-addressable full pan and tilt drive system for precise aiming and tracking. The LRAD-RX can also be integrated with radar to provide automated intruder alerts. Because of its automated capabilities, the LRAD-RX is intended to reduce manpower requirements and false alarms while providing an intelligent, cost-effective security solution.

- **LRAD 360X**—launched in fiscal 2012—is designed with 360-degree directionality to provide features needed for mass notification and emergency warning capabilities. The LRAD 360X is targeted for market applications including campus, border and perimeter security, tsunami, hurricane and tornado warnings, bird safety and control and asset protection.

SoundSaber[R]

Our SoundSaber product line was reengineered and redesigned during fiscal 2013 to meet new market opportunities. We have improved the quality, ruggedness, and output of the system while maintaining highly intelligible audio. While we do not anticipate significant revenue from this product offering in fiscal 2014, it is complementary to our existing product line-up and customer base.

Recent Developments

In the fiscal year ended September 30, 2013, we accomplished the following:

- Achieved fourth consecutive year of profitability; the first four years of profitability in the Company's history, in spite of difficult global market conditions and ongoing United States defense budget uncertainty and sequestration which reduced U.S. government spending.

- Achieved net income of 7% of net revenues and increased working capital by 11%.

- Enhanced our existing product offerings. Introduced the LRAD 360X in late 2012 and achieved sales of $882,000 in fiscal 2013. We anticipate strong growth with our product offering in the expanding worldwide mass notification market.

- Expanded our business development team from a total of 5 to 7 people at September 30, 2013, including new management personnel, and reorganized our business development team into geographic markets of responsibility.

- Received an award of $12.2 million contract with the U.S. Navy in a competitive bid scenario which once again confirms LRAD products as the "best in class" AHDs.

- Continued to develop our distribution channels by signing new third party sales representatives, primarily in Central and South American territories.

- Established a new reseller and eventual manufacturing arm for the government market in China. The Chinese government requires local manufacturing content to bid for government contracts. We believe this new association will help us to penetrate this market and generate significant future revenues.

- Continued to manage our balance sheet and control expenses while investing in new product development, markets and personnel.

Strategy

We believe we have been instrumental in developing a market and increasing demand for AHDs in a number of business segments and markets. We are building on our leadership position in the field of directed or focused sound for both short-range and long-range communication with high clarity and intelligibility. Our overall strategy is to offer an increasing variety of directed sound and other products for an increasing range of applications. In executing our strategy, we use direct sales to governments, military, large end-users, system integrators and defense-related companies, and we are building a worldwide distribution channel consisting of partners and resellers that have significant expertise and experience selling integrated communications solutions into our various target markets. Since our primary sales opportunities are with the military and government, we are subject to each customer's unique budget cycle, which leads to extremely long selling cycles and uneven revenue flows further complicating our product planning.

Our major initiative for fiscal 2014 is to continue to grow revenue by increasing direct sales to domestic and international militaries and large commercial and defense-related companies desiring to use our directed sound technology in their integrated product offerings. Our business development personnel focus primarily on the government, military, law enforcement, homeland and international security, private and commercial security, maritime security and wildlife preservation and control markets. While we have been developing these markets for the past several years, we have only begun to realize the significant potential in these worldwide market opportunities. In 2013, we hired new independent consultants to help us further the development of the U.S. military markets and we developed new channel partners in Central and South America. In 2014, we intend to increase our focus on the large mass notification market and continue to develop a strategy for how our LRAD 360X product would best meet the needs of these customers. We also plan to continue our focus on expanding and strengthening domestic and international sales channels by adding key channel partners, distributors and dealers. In addition, we recently increased the number of business development personnel which will allow us to continue to expand market penetration and develop new markets for our LRAD products during the next fiscal year.

Our research and development strategy is to continue developing innovative directed acoustic solutions and to design new products for introduction into our target markets. In 2008, we made significant improvements to the performance and quality of our existing directed sound products and introduced our line of LRAD-X products. The introduction of our redesigned and reengineered product line has allowed us to expand our business and maintain an industry leadership position. We have ongoing development efforts to further improve our products' performance, quality and features. We also engage in ongoing value engineering to reduce the cost and simplify the manufacturing of our products.

Manufacturing and Suppliers

Manufacturing. We believe maintaining quality manufacturing capacity is essential to the performance of our products and the growth of our business. Our technologies are different from mass produced sound transducer designs, and our manufacturing and assembly involves unique processes and materials. We contract with third party suppliers to produce various components and sub-assemblies. At our San Diego, California facility, we complete the final assembly of, and test and ship, our products for both commercial and government systems. We have refined our internal processes to improve how we design, test and qualify product designs. We continue to implement rigorous manufacturing and quality processes to track production and field failures. We also perform third party testing and certification of our products to ensure that they meet rigid military specifications. We have developed custom manufacturing equipment used to automate the production of key sub-assemblies reducing the labor component and permitting higher volume production. We implement design and component changes periodically to reduce our product costs, improve product reliability and improve operating margins.

Suppliers. Our products have a large number of components and sub-assemblies produced by outside suppliers mostly located within 50 miles of our facility to take advantage of flexible turnaround, minimize inventories and to maximize our supply-chain. We purchase a number of key components and sub-assemblies from foreign suppliers. Consequently, we are subject to the impact economic conditions can have on such suppliers and the fluctuations of foreign currency exchange rates which could impact our lead times and product cost. We have developed strong relationships with a number of our key suppliers. If these suppliers should experience quality problems or part shortages, our production schedules could be significantly delayed or our costs significantly increased.

Sales and Marketing

We market and sell products and services through our sales force based in California, Colorado, Florida, Rhode Island and Texas. Our corporate and administrative offices are located in San Diego, California.

We sell directly to governments, military, large end-users and defense-related companies. We use independent representatives on a commission basis to assist us in our direct sales efforts. We also use a channel distribution model in which we sell our products directly to a small network of independent resellers and system integrators around the world, who then sell our products (or our products integrated with other systems) to end-user customers. We are focusing our internal business development resources on building relationships with defense integrators and other large, direct customers.

We have established a global reputation for providing high quality, innovative sound solutions that has made LRAD an internationally recognized product brand. We actively promote our brands on our products and we intend to continue to increase the use of our trademarks throughout our product distribution chain and believe growing brand awareness will assist in expanding our business.

Customer Concentration

For the fiscal year ended September 30, 2013, revenues from three customers accounted for 15%, 14% and 10% of revenues, respectively, with no other single customer accounting for more than 10% of revenues. These customers include direct revenue from the U.S. Navy, direct revenue from a foreign government and revenues from ADS, Inc., a reseller to end-users in various branches of the military such as the U.S. Navy, U.S. Marine Corps, U.S. Army, the Department of Homeland Security and international customers. For the fiscal year ended September 30, 2012, revenues from ADS, Inc. accounted for 36% of revenues, with no other single customer accounting for more than 10% of revenues.

Our revenues to date have relied on a few major customers. The loss of any customer could have a materially adverse effect on our financial condition, results of operations and cash flows. Our goal is to diversify sound technology revenues in future periods.

Backlog

Our order backlog for products that are deliverable in the next 12 months was approximately $4,279,000 at September 30, 2013, compared to $3,339,000 at September 30, 2012. The amount of backlog at any point in time is dependent upon scheduled delivery dates to our customers and product lead times. Our backlog orders are supported by contracts and firm purchase orders.

Warranties

We generally warrant our products to be free from defects in materials and workmanship for a period up to one year from the date of purchase. The warranty is generally a limited warranty, and in some instances imposes certain shipping costs on the customer. We generally provide direct warranty service, but at times we may establish warranty service through third party resellers of our product or others. Our international warranties are generally similar to the warranties we offer in the U.S.

We also provide repair and maintenance agreements and extended warranty contracts at market rates, with terms ranging from one year to several years, as an additional source of revenue and to provide increased customer satisfaction.

Competition

Our technologies and products compete with those of other companies. The commercial and government audio industry markets are fragmented and competitive and include numerous manufacturers with audio products that vary widely in price, quality and distribution channels. Many of our present and potential future competitors have, or may have, substantially greater resources to devote to product development. We believe we compete primarily on the originality of our products, the uniqueness of our technology and designs, the ability to meet customer needs and, most importantly, the quality, ruggedness and superior performance of our products which have been developed by incorporating feedback from our customers and our desire to provide the highest quality product to our markets.

Our LRAD products are the leading acoustic hailing and warning products in the market today for military and commercial applications. The broad category of government audio industry speakers includes competitors such as IML Sound Commander, Ultra Electronics USSI and others. We do not believe these competitors have achieved significant global market penetration in the government or commercial directed hailing markets to date. We believe our LRAD product line has demonstrated acceptance and has performed extremely well in harsh environments and can continue to compete on the basis of technical features, performance, ease of use and cost. As we continue to grow this market, future competitors with greater resources may enter with new technologies and capabilities, which could impact our competitiveness.

With the introduction of the omnidirectional LRAD 360X, we have entered the more mature and established mass notification market, which has a number of large competitors including Federal Signal Corporation, Whelen Engineering Company Inc., Siemens AG and others. The LRAD 360X provides the same vocal clarity and intelligibility over long distances as our directed LRAD-X products. We believe the ability of the LRAD 360X to broadcast highly intelligible voice messages gives us a competitive advantage against these larger organizations. We believe the domestic and international markets for mass notification systems are substantial and growing.

Seasonality

Government business tends to be seasonal due to government procurement and budget cycles, with the quarter ending September 30, which coincides with the United States government budget year, usually producing relatively higher sales, and the quarter ending December 31, usually producing relatively lower sales. We have not experienced any significant seasonality trends to date, but we may experience increased seasonality in the future.

Government Regulation

We are subject to a variety of government laws and regulations that apply to companies engaged in international operations, including, among others, the Foreign Corrupt Practices Act, U.S. Department of Commerce export controls, local government regulations and procurement policies and practices (including regulations relating to import-export control, investments, exchange controls and repatriation of earnings). We maintain controls and procedures to comply with laws and regulations associated with our international operations. If we are unable to remain compliant with such laws and regulations, our business may be adversely affected.

Our products are being produced to comply with standard product safety requirements for sale in the United States and similar requirements for sale in Europe and Canada. We expect to meet the electrical and other regulatory requirements for electronic systems or components we sell throughout the world.

Financial Information about Segments and Geographic Areas

Financial information regarding our segments and the geographic areas in which we operate is contained in Note 15, Major Customers, Suppliers, Segment and Related Information, to our consolidated financial statements.

Intellectual Property Rights and Proprietary Information

We operate in an industry where innovation, investment in new ideas and protection of resulting intellectual property rights are important drivers of success. We rely on a variety of intellectual property protections for our products and technologies, including patent, trademark and trade secret laws and contractual obligations, and we pursue a policy of vigorously enforcing such rights.

In addition to such factors as innovation, technological expertise and experienced personnel, we believe that a strong product offering that is continually upgraded and enhanced will keep us competitive, and we will seek patent protection on important technological improvements that we make. We have an ongoing policy of filing patent applications to seek protection for novel features of our products and technologies. Prior to the filing and granting of patents, our policy is to disclose key features to patent counsel and maintain these features as trade secrets prior to product introduction. Patent applications may not result in issued patents covering all important claims and could be denied in their entirety. We also file for trade name and trademark protection when appropriate. We are the owner of federally registered trademarks including LRAD®, LONG RANGE ACOUSTIC DEVICE®, LRAD-X®, LRAD-RX® and SOUNDSABER®, many of which have earned worldwide brand recognition.

Our policy is to enter into nondisclosure agreements with each employee and consultant or third party to whom any of our proprietary information is disclosed. These agreements prohibit the disclosure of confidential information to others, both during and subsequent to employment or the duration of the working relationship. These agreements may not prevent disclosure of confidential information or provide adequate remedies for any breach.

Research and Development

The sound reproduction market is subject to rapid changes in technology and design with frequent improvements and new product introductions. We believe our future success will depend on our ability to enhance and improve existing technologies and to introduce new technologies and products on a competitive basis that meet the needs of our customers. Accordingly, we are continuing to engage in significant research and new product development activities.

For the fiscal years ended September 30, 2013 and 2012, we spent approximately $1.8 million and $1.7 million, respectively, on company-sponsored research and development. Future levels of research and development expenditures will vary depending on the timing of further new product development and the availability of funds to carry on additional research and development on currently owned technologies or in other areas.

Executive Officers

The current executive officers of LRAD Corporation and their ages and business experience are set forth below.

Thomas R. Brown, age 63, has been a director since March 2006 and was appointed as President and Chief Executive Officer in August 2006. Mr. Brown served as President of BrownThompson Executive Search, a financial executive search firm, from April 2005 to August 2006. Mr. Brown was employed by Sony Electronics, Inc. from February 1988 to September 2004. From April 2001 to September 2004, Mr. Brown was Executive Vice President and Deputy President of the Engineering and Manufacturing division of Sony Electronics, Inc., where he was responsible for supply chain operations including Information Technology, Procurement, Customer Service, North American Manufacturing Operations and Finance. From April 2000 to September 2004, Mr. Brown was concurrently the Executive Vice President and President of Information Technology Division for Sony Electronics, where he was responsible for establishing the North American personal computer manufacturing division. Mr. Brown is a member of the board of directors of Mad Catz Interactive, Inc. (NYSE MKT/TSX: MCZ), a provider of innovative interactive entertainment products. Mr. Brown holds a B.A. in Economics from Rutgers University.

Katherine H. McDermott, age 53, was appointed as Controller/Chief Accounting Officer in June 2007 and was promoted to Chief Financial Officer in September 2007. Ms. McDermott served as the Chief Financial Officer for National Pen Company from 2005 to 2006 and the vice president of finance for Lantronix, Inc., a publicly traded technology company, from 2000 to 2005. Ms. McDermott held a variety of senior financial positions with Bausch & Lomb from 1988 to 1999 and began her career holding a number of financial positions with a component division of General Motors from 1982 to 1988. Ms. McDermott holds a B.A. in Business Administration from St. Bonaventure University and an MBA from the William E. Simon School of Business Administration at the University of Rochester.

Executive officers serve at the discretion of the board of directors.

Employees

At September 30, 2013, we employed a total of 38 people. Of such employees, 9 were in research and development, 14 were in production, quality assurance and materials control, 8 were in general and administrative and 7 were in sales and marketing. We also contract technical and production personnel from time to time on an as needed basis and use outside consultants for various services. We have not experienced any work stoppages and are not a party to a collective bargaining agreement, and we consider our relations with our employees to be favorable.

Available Information

Our shares of common stock trade on the NASDAQ Capital Market under the symbol "LRAD." Our address is 16990 Goldentop Road, Ste. A, San Diego, California, 92127, our telephone number is 858-676-1112, and our website is located at www.lradx.com. We make available, free of charge through our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, reports filed by our directors, executive officers and certain significant shareholders pursuant to Section 16 of the Securities Exchange Act and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 as soon as reasonably practical after the reports are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). The information on our website is not incorporated by reference into this report nor is it part of this report.

Item 1A. Risk Factors.

An investment in our company involves a high degree of risk. In addition to the other information included in this report, you should carefully consider the following risk factors in evaluating an investment in our company. You should consider these matters in conjunction with the other information included or incorporated by reference in this report. Our results of operations or financial condition could be seriously harmed, and the trading price of our common stock may decline due to any of these or other risks.

General economic conditions may adversely affect our business, operating results and financial condition

Our operations and performance depend significantly on worldwide economic conditions and their impact on levels of capital investment and government spending. Global economic conditions could adversely influence demand for our products leading to reduced levels of investments, reductions in government spending and budgets and changes in spending priorities and behavior. We could also be adversely affected by the negative impact on economic growth resulting from the federal income tax increases and U.S. government spending restrictions that occurred at the end of calendar year 2012 and the additional restrictions in U.S. government spending scheduled to begin at the end of calendar year 2013.

We have had a history of net losses and we may not be able to sustain profitability.

Prior to our fiscal year ended September 30, 2010, we had a history of operating losses, primarily attributable to the design, development and launch of our former hypersonic sound product. In fiscal 2010, we achieved profitability for the first time in our history and while we have been able to maintain profitability through 2013, our ability to maintain future profitability is dependent on a variety of factors, many outside our control. At September 30, 2013, we had an accumulated deficit of $62,673,754. We need to continue to generate sufficient revenue to be profitable in future periods. Failure to sustain profitability may require us to raise additional funding, which could have a material negative impact on the market value of our common stock.

We may need additional capital for growth.

We may need additional capital to support our growth. While we expect to generate these funds from operations, we may not be able to do so. Principal factors that could affect the availability of our internally generated funds include:

- failure of sales to government, military and commercial markets to meet planned projections;
- government spending levels impacting sales of our products;
- working capital requirements to support business growth;
- our ability to control spending;
- introduction of new competing technologies;
- product mix and effect on margins; and
- acceptance of our existing and future products in existing and new markets.

Should we require additional funds, general market conditions or the then-current market price of our common stock may not support capital raising transactions and any such financing may require advance approval of our stockholders under the rules of the NASDAQ Stock Market. Our ability to obtain financing may be further constrained by prevailing economic conditions. The credit crisis in recent years and other related trends affecting the capital markets have caused significant reductions in capital availability. In addition, we may be required to reduce costs, including the scaling back of research and development into new products, which could have a negative impact on our ability to compete and to innovate. If we raise additional funds by selling additional shares of our capital stock or securities convertible into or exercisable for common stock (assuming we are able to obtain additional financing), the ownership interest of our stockholders will be diluted, which could have a material negative impact on the market value of our common stock.

Three customers accounted for a total of 39% of our total revenues for fiscal year 2013. We expect to continue to be dependent on a limited number of customers.

Three customers accounted for 15%, 14% and 10% of total revenues for fiscal year 2013, respectively, and one customer accounted for 36% of total revenues for fiscal year 2012. Historically, our revenues have been dependent upon a limited number of customers. We do not have long term purchase commitments with these or other significant customers, and our customers have the right to cease doing business with us at any time. Military contracts that we have been awarded have terms of indefinite delivery/indefinite quantity during the term of the contract, so there are no guaranteed purchases on these contracts. No assurance can be given that these or other customers will continue to do business with us or that they will maintain their historical levels of business. If our relationship with any material customer were to cease, then our revenues would decline and negatively impact our results of operations. Any such decline could result in us increasing our accumulated deficit and a need to raise additional capital to fund our operations. If our expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls.

Disruption and fluctuations in financial and currency markets could have a negative effect on our business.

Financial markets in the United States, Europe and Asia have experienced extreme disruption in recent years, including, among other things, volatility in security prices, diminished liquidity and credit availability and rating downgrades of certain investments and government securities. Governments have taken unprecedented actions intended to address these market conditions. It is difficult to assess the extent to which these conditions have impacted our business, and the affect this has had on certain of our customers and suppliers. These economic developments affect businesses such as ours in a number of ways. The tightening of credit in financial markets adversely affects the ability of commercial customers to finance purchases and operations and could result in a decrease in orders and spending for our products as well as create supplier disruptions. Reductions in tax revenues, rating downgrades and other economic developments could also reduce future government spending on our products. There can be no assurance that there will not be a further deterioration in financial markets, which can then lead to challenges in the operation of our business. We are unable to predict the likely effects that current or worsening economic conditions will have on our business and financial condition.

We purchase a number of key components and sub-assemblies from foreign suppliers. Consequently, we are subject to the impact economic conditions can have on such suppliers and fluctuations in foreign currency exchange rates. Increases in our cost of purchasing these items could negatively impact our financial results if we are not able to pass these increased costs on to our customers.

We have current government contracts and our future growth is dependent, in large part, on continued sales to U.S. and international governments and businesses that sell to governments.

In fiscal 2013, direct and indirect sales to the U.S. government accounted for approximately 33% of our total net sales, compared to 59% of our total net sales in fiscal 2012. Sales to international governments have increased in recent years, including a large $17.6 million product and multi-year maintenance order, of which $12.1 million in product was delivered in March 2011. Changes in defense spending could have an adverse effect on our current and future revenues. Sales of our products to U.S. government agencies and organizations are subject to the overall U.S. government budget and congressional appropriation decisions and processes which are driven by numerous factors, including geo-political events and macroeconomic conditions, and are beyond our control. Recently mandated cuts in U.S. Department of Defense spending, including sequestration spending cuts, and the additional spending restrictions scheduled to begin at the end of calendar 2013, could affect future U.S. Department of Defense military initiatives and homeland security spending. Similar issues apply to sales to international governments. We have no assurance that military interest in communication devices to minimize unnecessary force will continue or will provide future growth opportunities for our business.

We must expand our customer base in order to grow our business.

To grow our business, we must fulfill orders from our existing customers, obtain additional orders from our existing customers, develop relationships with new customers and obtain and fulfill orders from new customers. We cannot guarantee that we will be able to increase our customer base. Further, even if we do obtain new customers, we cannot guarantee that those customers will purchase from us enough quantities of our product or at product prices that will enable us to recover our costs in acquiring those customers and fulfilling those orders. Whether we will be able to sell more of our products will depend on a number of factors, including:

- our ability to manufacture reliable products that have the features that are required by our customers;
- the global economy;
- our ability to expand relationships with existing customers and to develop relationships with new customers that will lead to additional orders for our products;
- our ability to develop and expand new markets for directed sound products; and
- our ability to develop international product distribution directly or through strategic partners.

The growth of our LRAD product revenues is dependent on continued acceptance of our products by government, military and developing force protection and emergency response agencies. If these agencies do not purchase our LRAD products, our revenues will be adversely affected.

Although our LRAD products are designed for use by both government and commercial customers, the government and military market represents a significant revenue opportunity for our products. Revenues from government agencies fluctuate each year depending on available funding and demand from our government customers. While acceptance of our products has been increasing, there are many more prospective customers within this market that could provide future growth for us, as well as international government markets which often follow the lead of the U.S. Furthermore, the force protection and emergency response market is itself an emerging market that is changing rapidly. If our LRAD products are not widely accepted by the government, military and the developing force protection and emergency response markets, we may not be able to identify other markets, and we may fail to achieve our sales projections.

Perceptions that long-range hailing devices are unsafe or may be used in an abusive manner may hurt sales of our LRAD products which could cause our revenues to decline.

Potential customers for our LRAD products, including government, military and force protection and emergency response agencies, may be influenced by claims or perceptions that long-range hailing devices are unsafe or may be used in an abusive manner. These claims or perceptions, while unsubstantiated, could reduce our product sales.

A significant portion of our revenue is derived from our core product category.

We are dependent on our core product category to generate our revenues. No assurance can be given that these or other products will continue to have market acceptance or that they will maintain their historical levels of sales. The loss or reduction of sales of this product category could have a material adverse effect on our business, results of operations, financial condition and liquidity.

We may incur significant and unpredictable warranty costs.

Our products are substantially different from proven, mass produced sound transducer designs and are often employed in harsh environments. We may incur substantial and unpredictable warranty costs from post-production product or component failures. We generally warrant our products to be free from defects in materials and workmanship for a period up to one year from the date of purchase. We also sell extended repair and maintenance contracts with terms ranging from one to several years, which provide repair and maintenance services after expiration of the original limited warranty. At September 30, 2013, we had a warranty reserve of $212,759. While our warranty experience with our LRAD product line has been very favorable, as we build more complexity into the product, and as we expand our supplier base, issues could arise that could affect future warranty costs, which could adversely affect our financial position, results of operations and business prospects.

We could incur additional charges for excess and obsolete inventory.

While we strive to effectively manage our inventory, due to rapidly changing technology, and uneven customer demand, product cycles tend to be short and the value of our inventory may be adversely affected by changes in technology that affect our ability to sell the products in our inventory. If we do not effectively forecast and manage our inventory, we may need to write off inventory as excess or obsolete, which in turn can adversely affect cost of sales and gross profit.

We have previously experienced, and may in the future experience, reductions in sales of older generation products as customers delay or defer purchases in anticipation of new product introductions. We currently have established reserves for slow moving or obsolete inventory of $317,519. The reserves we have established for potential losses due to obsolete inventory may, however, prove to be inadequate and may give rise to additional charges for obsolete or excess inventory.

We do not have the ability to accurately predict future operating results. Our quarterly and annual revenues are likely to fluctuate significantly due to many factors, any of which could result in our failure to achieve our revenue expectations.

We expect our proprietary directed acoustic products and technologies will be the source of substantially all our revenues for at least the near future. Revenues from these products and technologies are expected to vary significantly due to a number of factors, many of which are beyond our control. Any one or more of the factors listed below or other factors could cause us to fail to achieve our revenue expectations. These factors include:

- our ability to develop and supply sound reproduction components to customers, distributors or original equipment manufacturers ("OEMs") or to license our technologies;
- market acceptance of and changes in demand for our products or products of our customers;
- gains or losses of significant customers, distributors or strategic relationships;
- unpredictable volume and timing of customer orders;
- delays in funding approval by U.S. and foreign government and military customers;
- the availability, pricing and timeliness of delivery of components for our products and OEM products;
- fluctuations in the availability of manufacturing capacity or manufacturing yields and related manufacturing costs;
- the timing of new technological advances, product announcements or introductions by us, by OEMs or licensees and by our competitors;
- production delays by customers, distributors, OEMs, or by us or our suppliers;
- increased competition in this market:
- the conditions of other industries, such as military and commercial industries, into which our technologies may be sold;
- general electronics industry conditions, including changes in demand and associated effects on inventory and inventory practices;
- general economic conditions that could affect the timing of customer orders and capital spending and result in order cancellations or rescheduling; and
- general political conditions in this country and in various other parts of the world that could affect spending for the products that we offer.

Some or all of these factors could adversely affect demand for our products or technologies, and therefore adversely affect our future operating results.

Most of our operating expenses are relatively fixed in the short term. We may be unable to rapidly adjust spending to compensate for any unexpected sales shortfalls, which could harm our quarterly operating results. We do not have the ability to predict future operating results with any certainty.

Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours obsolete or inferior.

Technological competition from other and longer established electronic and loudspeaker manufacturers is expected to increase. Most of the companies with which we expect to compete have substantially greater capital resources, research and development staffs, marketing and distribution programs and facilities, and many of them have substantially greater experience in the production and marketing of products. In addition, one or more of our competitors may have developed or may succeed in developing technologies and products that are more effective than any of ours, rendering our technology and products obsolete or noncompetitive.

Adverse resolution of disputes, litigation and claims may harm our business, operating results or financial condition.

We settled a derivative lawsuit in 2013 and may become a party to other litigation, disputes and claims in the normal course of our business. Litigation is by its nature uncertain and unpredictable and there can be no assurance that the ultimate resolution of such claims will not exceed the amounts accrued for such claims, if any. Litigation can be expensive, lengthy, and disruptive to normal business operations. An unfavorable resolution of a legal matter could have a material adverse effect on our business, operating results, or financial condition. For additional information regarding certain lawsuits and other disputes in which we are involved, see Part I, Item 3 "Legal Proceedings".

Our competitive position will be seriously damaged if we cannot protect intellectual property rights and trade secrets in our technology.

We rely on a combination of contracts, trademarks and trade secret laws to establish and protect our proprietary rights in our technology. However, we may not be able to prevent misappropriation of our intellectual property, and our competitors may be able to independently develop competing technologies, or the agreements we enter into may not be enforceable. A competitor may independently develop or patent technologies that are substantially equivalent to, or superior to, our technology. If this happens, our competitive position could be significantly harmed.

We may face personal injury and other liability claims that harm our reputation and adversely affect our operating results and financial condition.

While the product has been engineered to reduce the risk of damage to human hearing or human health, we could be exposed to claims of hearing damage if the product is not properly operated. A person injured in connection with the use of our products may bring legal action against us to recover damages on the basis of theories including personal injury, negligent design, dangerous product or inadequate warning. We may also be subject to lawsuits involving allegations of misuse of our products. Our product liability insurance coverage may be insufficient to pay all such claims. Product liability insurance may also become too costly for us or may become unavailable for us in the future. We may not have sufficient resources to satisfy any product liability claims not covered by insurance which would materially and adversely affect our operating results and financial condition. Significant litigation could also result in negative publicity and a diversion of management's attention and resources.

Our international operations could be harmed by factors including political instability, natural disasters, fluctuations in currency exchange rates, and changes in regulations that govern international transactions.

We sell our products worldwide. In fiscal 2013, revenues outside of the U.S. accounted for approximately 59% of net revenues, compared to 37% of net revenues in fiscal 2012. The risks inherent in international trade may reduce our international sales and harm our business and the businesses of our customers and our suppliers. These risks include:

- changes in tariff regulations;
- political instability, war, terrorism and other political risks;
- foreign currency exchange rate fluctuations;
- establishing and maintaining relationships with local distributors and dealers;
- lengthy shipping times and accounts receivable payment cycles;
- import and export control and licensing requirements;
- compliance with a variety of U.S. laws, including the Foreign Corrupt Practices Act, by us or key subcontractors;
- compliance with a variety of foreign laws and regulations, including unexpected changes in taxation and regulatory requirements;
- greater difficulty in safeguarding intellectual property than in the U.S.; and
- difficulty in staffing and managing geographically diverse operations.

These and other risks may preclude or curtail international sales or increase the relative price of our products compared to those manufactured in other countries, reducing the demand for our products. Failure to comply with U.S. and foreign governmental laws and regulations applicable to international business, such as the Foreign Corrupt Practices Act or U.S. export control regulations, could have an adverse impact on our business with the U.S. and foreign governments.

Current environmental laws, or laws enacted in the future, may harm our business.

Our operations are subject to environmental regulation in areas in which we conduct business. Our product design and procurement operations must comply with new and future requirements relating to the materials composition of our products, including restrictions on lead, cadmium and other substances. We do not expect that the impact of these environmental laws and other similar legislation adopted in the U.S. and other countries will have a substantial unfavorable impact on our business. However, the costs and timing of costs under environmental laws are difficult to predict.

Errors or defects contained in our products, failure to comply with applicable safety standards or a product recall could result in delayed shipments or rejection of our products, damage to our reputation and expose us to regulatory or other legal action.

Any defects or errors in the operation of our products may result in delays in their introduction. In addition, errors or defects may be uncovered after commercial shipments have begun, which could result in the rejection of our products by our customers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business. Third parties could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. We may also be unable to obtain adequate liability insurance in the future. Because we are a small company, a product recall would be particularly harmful to us because we have limited financial and administrative resources to effectively manage a product recall and it would detract management's attention from implementing our core business strategies. A significant product defect or product recall could materially and adversely affect our brand image, causing a decline in our sales, and could reduce or deplete our financial resources.

Costs associated with our multi-year maintenance contract with a foreign military customer could be higher than expected.

We have entered into a seven-year repair and maintenance agreement with a foreign military customer to service $12.1 million of product sold in the quarter ended March 31, 2011. We have contracted with a third party service provider to administer the required services under the terms of the maintenance agreement. The revenue from the maintenance agreement with our customer is fixed and paid annually upon completion of each year of service for the seven-year period through 2019. It is possible that the cost to repair and maintain the products and the cost to contract with our third party service provider could exceed the revenue generated by the maintenance agreement.

We rely on outside manufacturers and suppliers to provide a large number of components and sub-assemblies incorporated in our products.

Our products have a large number of components and sub-assemblies produced by outside suppliers. In addition, for certain of these items, we qualify only a single source, which can magnify the risk of shortages and decrease our ability to negotiate with our suppliers on the basis of price. If shortages occur, or if we experience quality problems with suppliers, then our production schedules could be significantly delayed or costs significantly increased, which would have a material adverse effect on our business, liquidity, results of operation and financial position.

Although we assemble our products internally, we have some sub-assemblies and components produced by third party manufacturers. We may be required to outsource manufacturing if sales of our products increase significantly. We may be unable to obtain acceptable manufacturing sources on a timely basis. In addition, from time to time we may change manufacturers and any new manufacturer engaged by us may not perform as expected. An extended interruption in the supply of our products could result in a substantial loss of sales. Furthermore, any actual or perceived degradation of product quality as a result of our reliance on third party manufacturers may have an adverse effect on sales or result in increased warranty costs, product returns and buybacks. Failure to maintain quality manufacturing could reduce future revenues, adversely affecting our financial condition and results of operations.

We derive revenue from government contracts and subcontracts, which are often non-standard, may involve competitive bidding, may be subject to cancellation with or without penalty and may produce volatility in earnings and revenue.

Our sales to government customers have involved, and are expected in the future to involve, providing products and services under contracts or subcontracts with U.S. federal, state, local and foreign government agencies. Obtaining contracts and subcontracts from government agencies is challenging, and contracts often include provisions that are not standard in private commercial transactions. For example, government contracts may:

- include provisions that allow the government agency to terminate the contract without penalty under some circumstances;
- be subject to purchasing decisions of agencies that are subject to political influence;
- contain onerous procurement procedures; and
- be subject to cancellation if government funding becomes unavailable.

Securing government contracts can be a protracted process involving competitive bidding. In many cases, unsuccessful bidders may challenge contract awards, which can lead to increased costs, delays and possible loss of the contract for the winning bidder.

Our success is dependent on the performance of our executive team, and the cooperation, performance and retention of our executive officers and key employees.

Our business and operations are substantially dependent on the performance of our current executive team including our President and Chief Executive Officer and our Chief Financial Officer. We do not maintain "key person" life insurance on any of our executive officers. The loss of one or several key employees could seriously harm our business. We cannot assure that employees will not leave and subsequently compete against us.

We are also dependent on our ability to retain and motivate high quality personnel, especially sales and marketing executives and skilled engineering personnel. Competition for such personnel is intense, and we may not be able to attract, assimilate or retain other highly qualified managerial, sales and technical personnel in the future. The inability to attract and retain the necessary managerial, sales and technical personnel could cause our business, operating results or financial condition to suffer.

We may not successfully address the problems encountered in connection with any potential future acquisitions.

We expect to continue considering opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. We have little experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks and if we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our stock value could be diluted.

Our disclosure controls and procedures may not prevent or detect all acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management and is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our management expects that our disclosure controls and procedures and internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by an unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and we cannot assure that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Failure to maintain an effective system of internal control over financial reporting could harm stockholder and business confidence in our financial reporting, our ability to obtain financing and other aspects of our business.

Maintaining an effective system of internal control over financial reporting is necessary for us to provide reliable financial reports. Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated by the SEC require us to include in our Form 10-K a report by management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of the respective fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. While our management has concluded that our internal control over financial reporting was effective as of September 30, 2013, it is possible that material weaknesses will be identified in the future. In addition, components of our internal control over financial reporting may require improvement from time to time. If management is unable to assert that our internal control over financial reporting is effective in any future period, investors may lose confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the Company's stock price.

Our common stock could be delisted from the Nasdaq Stock Market.

Nasdaq's continued listing standards for our common stock require, among other things, that (i) we maintain a closing bid price for our common stock of at least $1.00, and (ii) we maintain: (A) stockholders' equity of $2.5 million; (B) market value of listed securities of $35 million; or (C) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. We received a notice from Nasdaq that we had failed to meet the listing standards by failing to maintain a bid price of $1.00 late in our 2010 fiscal year and again in May 2013. Future failures to satisfy any continued listing requirements could lead to the receipt of a deficiency notice from Nasdaq and ultimately to a delisting from trading of our common stock. If our common stock were delisted from Nasdaq, among other things, this could result in a number of negative implications, including reduced liquidity in our common stock as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws as well as the potential loss of confidence by suppliers, customers and employees, the loss of analyst coverage and institutional investor interest, fewer business development opportunities, greater difficulty in obtaining financing and breaches of certain contractual obligations.

Sales of common stock issuable on the exercise of outstanding options and warrants, may depress the price of our common stock.

As of September 30, 2013, we had outstanding options granted to our employees and directors to purchase 2,394,476 shares of our common stock, and had outstanding warrants issued to investors to purchase 1,627,945 shares of our common stock. At September 30, 2013, the exercise prices for the options and common stock warrants ranged from $0.46 to $3.13 per share. The issuance of shares of common stock upon the exercise of outstanding options or warrants could cause substantial dilution to holders of our common stock, and the sale of those shares in the market could cause the market price of our common stock to decline. The potential dilution from these shares could negatively affect the terms on which we could obtain equity financing.

We may issue preferred stock in the future, and the terms of the preferred stock may reduce the value of your common stock.

We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of future preferred stock offerings without further action by our stockholders. If we issue additional preferred stock, it could affect the rights or reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions.

Our stock price is volatile and may continue to be volatile in the future.

The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general market conditions and in response to quarter-to-quarter variations in:

- our anticipated or actual operating results;
- developments concerning our sound reproduction technologies;
- technological innovations or setbacks by us or our competitors;
- announcements of merger or acquisition transactions;
- changes in personnel within our company; and
- other events or factors and general economic and market conditions.

The stock market in recent years has experienced extreme price and volume fluctuations that have affected the market price of many technology companies, and that have often been unrelated or disproportionate to the operating performance of companies.

Changes in laws or regulations or the manner of their interpretation or enforcement could adversely impact our financial performance and restrict our ability to operate our business or execute our strategies.

New laws, regulations and standards, or changes in existing laws or regulations or the manner of their interpretation or enforcement, could increase our cost of doing business and restrict our ability to operate our business or execute our strategies. This includes, among other things, compliance costs and enforcement under the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd Frank Act"), XBRL interactive SEC filings, new SEC regulations and NASDAQ Stock Market rules. For example, under Section 1502 of the Dodd-Frank Act, the SEC has adopted additional disclosure requirements related to the source of certain "conflict minerals" for issuers for which such "conflict minerals" are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by that issuer. The metals covered by the rules include tin, tantalum, tungsten and gold, commonly referred to as "3TG." Our suppliers may use some or all of these materials in their production processes. The rules require us to conduct a reasonable country of origin inquiry to determine if we know or have reason to believe any of the minerals used in the production process may have originated from the Democratic Republic of the Congo or an adjoining country. If we are not able to determine the minerals did not originate from a covered country or conclude that there is no reason to believe that the minerals used in the production process may have originated in a covered country, we would be required to perform supply chain due diligence on members of our supply chain. Global supply chains can have multiple layers, thus the costs of complying with these new requirements could be substantial. These new requirements may also reduce the number of suppliers who provide conflict free metals, and may affect our ability to obtain products in sufficient quantities or at competitive prices. Compliance costs and the unavailability of raw materials could have a material adverse effect on our results of operations.

We continually evaluate and monitor developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties

Our executive offices, sales, research and development and production facilities are located at 16990 Goldentop Road, Ste. A, San Diego, California. The lease of 31,360 square feet commenced July 1, 2012 and expires June 30, 2018. The aggregate monthly payments, with abatements, averaged $16,306 per month in the first year, and will be $25,088, $26,656, $28,224, $29,792 and $31,360 per month for the second through sixth years of the lease, plus other certain costs and charges as specified in the lease agreement, including the Company's proportionate share of the building operating expenses and real estate taxes.

Item 3. Legal Proceedings

We may at times be involved in litigation in the ordinary course of business. We will also, from time to time, when appropriate in management's estimation, record adequate reserves in our financial statements for pending litigation.

On July 24, 2012, the Company was served with a complaint filed in the Delaware Court of Chancery by Iroquois Master Fund Ltd. ("Iroquois"), a shareholder of the Company, against the Company's board of directors (the "Board"), its Chief Executive Officer and Chief Financial Officer (the "Delaware Litigation"). The action was a purported derivative action which alleged breach of fiduciary duty and other claims against the individual defendants based on the issuance of stock options to them, which the plaintiff alleged were granted in violation of the terms of the Company's 2005 Equity Incentive Plan. The Company was also named in the action as a nominal defendant against which no recovery was sought. The plaintiff sought rescission or repricing of the stock options at issue and other damages, purportedly on behalf of the Company. On January 17, 2013, the Company received a notice and a Schedule 13D was filed by Iroquois with the SEC announcing Iroquois' intention to nominate a slate of five directors to stand for election at the Company's 2013 Annual Meeting of Stockholders. On May 21, 2013, the Company entered into an agreement (the "Settlement Agreement") with Iroquois to settle the potential proxy contest pertaining to the election of directors to the Board at the Company's annual meeting. Also as part of the settlement, the Company and Iroquois agreed to execute a Stipulation of Settlement seeking to settle the Delaware Litigation. Following a hearing on September 10, 2013, the Delaware Court issued an Order and Final Judgment approving the Stipulation of Settlement as proposed.

Item 4. Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded and quoted on the NASDAQ Capital Market under the symbol "LRAD." The market for our common stock has often been sporadic and limited.

The following table sets forth the high and low reported sales prices for our common stock for the fiscal years ended September 30, 2012 and 2013:

	Sales Prices	
	High	Low
Fiscal Year Ending September 30, 2012		
First Quarter	$ 2.06	$ 1.36
Second Quarter	$ 1.74	$ 1.35
Third Quarter	$ 1.65	$ 1.15
Fourth Quarter	$ 1.40	$ 1.10
Fiscal Year Ending September 30, 2013		
First Quarter	$ 1.30	$ 0.83
Second Quarter	$ 1.30	$ 0.95
Third Quarter	$ 1.36	$ 0.91
Fourth Quarter	$ 1.59	$ 1.14

The above quotations reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

Holders

We had 32,911,605 shares issued and outstanding by 969 holders of record of our common stock at November 14, 2013.

Dividends

We have never paid a cash dividend on our common stock or preferred stock and do not expect to pay dividends in the foreseeable future.

Equity Compensation Plan Information

The information required by this item is incorporated by reference to the information set forth in Item 12 of this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

No securities were sold within the past three years that were not registered under the Securities Act and not previously reported.

Issuer Purchases of Equity Securities

On August 6, 2013, we announced that our Board of Directors approved a share buyback program under which the Company may repurchase up to $3 million of its outstanding common shares from time to time on the open market and in privately negotiated transactions, depending on market conditions, share price and other factors. This plan is scheduled to expire on December 31, 2013. The Company intends to fund the buyback program with available cash and from future cash flow from operations. No shares have been purchased under the buyback program to date.

Item 6. Selected Financial Data

Information requested by this Item is not included as we are electing scaled disclosure requirements available to Smaller Reporting Companies.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The discussion and analysis set forth below should be read in conjunction with the information presented in other sections of this Annual Report on Form 10-K, including "Item 1. Business," "Item 1A. Risk Factors," and "Item 8. Financial Statements and Supplementary Data." This discussion contains forward-looking statements which are based on our current expectations and industry experience, as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements.

Overview

We are a pioneer of highly intelligible, high clarity, directed sound technologies and products. We aggressively seek to create and expand markets for our products, and we are increasing our focus on and investment in worldwide sales and marketing activities while we continue to innovate.

Our revenues increased from $14,792,338 in the fiscal year ended September 30, 2012 to $17,087,930 in the fiscal year ended September 30, 2013. Direct and indirect revenues from the U.S. Military decreased by approximately $2.3 million or 33% compared to fiscal 2012 due to federal defense budget constraints and sequestration. Despite the lower fiscal 2013 U.S. Military revenues, we were awarded a U.S. Navy contract for $12.2 million in June 2013 and delivered an order for the first $2.0 million on this contract during fiscal 2013. In addition, efforts over the past year to grow the international market resulted in a $4.6 million increase, or 84%, in international revenues compared to fiscal 2012. Our international revenue growth was primarily in the public safety market for crowd and riot control, as well as other diverse markets such as tsunami warning systems, wildlife controls, maritime security, marine surveillance and oil and gas security. Our first year revenues for our new LRAD-360X unit grew to $882,000 for tsunami warning systems and homeland security. Despite increased revenues, our net income decreased slightly by $199,208 from $1,462,020 in fiscal year 2012 to $1,262,812 in fiscal year 2013, primarily due to increased legal and other professional fees related to a lawsuit and potential proxy contest during fiscal year 2013 and commission expense to our international partners. We increased our working capital by $2.4 million during fiscal 2013. Future cash flows from operating activities are expected to fluctuate based on working capital requirements, operating expense levels and other factors. We believe we have adequate financial resources to fund operations for the next twelve months.

Our LRAD-X product line uses directionality and focused acoustic output to clearly transmit critical information, instructions and warnings more than 3,500 meters. The LRAD-X product line features improved voice intelligibility and is available in a number of packages that meet the military's stringent environmental requirements in a number of packages and form factors. Through the use of powerful voice commands, prerecorded messages in multiple languages and deterrent tones to create large safety zones while determining the intent and influencing the behavior of an intruder. We continue to expand our LRAD-X product line to provide a complete range of systems from single operator portable to permanently installed, remotely operated. Our LRAD products have been competitively selected over other commercially available systems by U.S. and several foreign militaries. Our current LRAD-X product line includes the following:

- LRAD 2000X—launched in fiscal 2012 to meet the requirements of larger security applications—is our largest and loudest AHD and broadcasts highly intelligible voice communication that can be clearly heard and understood over distances in excess of 3,500 meters. This unit is designed to be highly effective in perimeter and border security applications.

- LRAD 1000X—selected by the U.S. Navy as its AHD for Block 0 of the Shipboard Protection System—can be manually operated to provide long distance hailing and warning with highly intelligible communication. This unit is available in both fully-integrated and remotely-operated electronics.

- LRAD 500X—selected by the U.S. Navy and U.S. Army as their AHD for small vessels and vehicles—is lightweight and can be easily transported to provide security personnel long-range communications and a highly effective hailing and warning capability where needed.

- LRAD 300X—a lightweight mid-range AHD developed for small vessels and manned and unmanned vehicles and aircraft. This unit is available with both fully integrated and remotely-operated electronics.

- LRAD 100X—a self-contained, battery powered, portable system designed for use in a variety of mass notification, law enforcement and commercial security applications. This unit is ideally suited for short-range perimeter security and communications.

- LRAD-RX—selected by the U.S. Navy after a competitive bid as its AHD for Block 2 of the Shipboard Protection System— is our solution for remotely controlled security. The LRAD-RX enables system operators to detect and communicate with an intruder over long distances. It features an LRAD 1000X emitter head, integrated camera, high-intensity searchlight and our proprietary, robust, and Internet protocol-addressable full pan and tilt drive system for precise aiming and tracking. The LRAD-RX can also be integrated with radar to provide automated intruder alerts. Because of its automated capabilities, the LRAD-RX is intended to reduce manpower requirements and false alarms while providing an intelligent, cost-effective security solution.

- LRAD 360X— launched in fiscal 2012—is designed with 360-degree directionality to provide features needed for mass notification and emergency warning capabilities. The LRAD 360X is targeted for market applications including campus, border and perimeter security, tsunami, hurricane and tornado warnings, bird safety and control, and asset protection.

We incurred $1,841,369 of research and development expense during fiscal 2013. We continued development of variations of our LRAD 360X based on multiple stacking configurations. We began development of a vehicle mounted product to add perimeter security around vehicles. We worked on different speaker enhancements to increase output and provide varying beam widths. We seek to continually improve the quality and manufacturability of our products to retain our competitive advantage in the AHD market. We believe our improved products provide increased sales opportunities into government and commercial markets and demonstrate our ability to remain the leader in the AHD market. We intend to continue to innovate during fiscal 2014 with consistent levels of research and development expenditures.

Business Outlook

We are experiencing positive response and increased acceptance of our products. We believe we have a solid technology and product foundation with our LRAD-X product line, and we have expanded our product line to service new markets and customers for greater business growth. We believe that we have strong market opportunities within the worldwide government and military sector, as well as increased commercial applications as a result of continued global threats to governments, commerce and law enforcement, and in wildlife preservation and control applications. We intend to continue to expand our selling efforts internationally, especially in the Middle East and South America where we believe there is greater opportunity for the sale of our product. We also plan to continue to expand our presence in the mass notification market with our LRAD 360X product line. Our selling network has expanded to include a number of key integrators and sales representatives within the United States and in a number of worldwide locations. However, we may continue to face challenges in fiscal 2014 due to extreme international economic and geopolitical conditions. A further and continued deterioration in financial markets and confidence in major economies could disrupt the operation of our business. We anticipate continued uncertainty with U.S. Military spending due to ongoing defense budget delays and sequestration spending reductions. We continue to pursue large business opportunities, but it is difficult to anticipate how long it will take to close these opportunities, or if they will ever ultimately come to fruition.

Our products have varying gross margins and therefore, product sales mix materially affects gross profit. In addition, the margins differ based on the channel of trade through which the products are sold. We continue to implement product updates and changes, including raw material and component changes that may impact product costs. We could also have increased competition in our market that could cause pricing pressure. We do not believe that historical gross profit margins should be relied upon as an indicator of future gross profit margins.

We increased the number of business development personnel at the company in late fiscal 2013, and may hire additional business development personnel in fiscal 2014. We may also expend additional resources on marketing our products in future periods. This would increase our selling, general and administrative expenses in fiscal 2014. Also, commission expense will fluctuate based on the level of commissionable sales incurred.

Research and development ("R&D") expenses vary period to period due to the timing of projects, the availability of funds, and the timing, extent and use of outside consulting, design and development firms. In fiscal 2013, R&D expenses were primarily for in-house development, however, we continue to supplement our in-house development with third party consulting resulting in higher expenses. Based on current plans and engineering staffing, we expect fiscal year 2014 R&D expenses to be comparable to expenditures made in fiscal year 2013.

Critical Accounting Policies and Estimates

We have identified the policies below as critical to our business operations and to understanding our results of operations. Our accounting policies are more fully described in our financial statements and related notes located in "Item 8. Financial Statements and Supplementary Data." The impact and any associated risks related to these policies on our business operations are discussed in "Item 1A. Risk Factors" and throughout "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" when such policies affect our reported and expected financial results.

The methods, estimates and judgments we use in applying our accounting policies, in conformity with generally accepted accounting principles in the United States, have a significant impact on the results we report in our financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates affect the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition. We derive our revenues primarily from two sources: (i) product revenues and (ii) contracts, license fees, other services and freight. Product revenues from customers, including resellers and system integrators, are recognized in the periods that products are shipped (free on board ("FOB") shipping point) or received by customers (FOB destination), when the fee is fixed or determinable, when collection of resulting receivables is probable and we have no remaining obligations. Most revenues to resellers and system integrators are based on firm commitments from the end user, and as a result, resellers and system integrators carry little or no inventory. Revenues from associated engineering and installation contracts are recognized based on milestones or completion of the contracted services. Our customers do not have the right to return product unless the product is found to be defective.

We occasionally license our technology to third parties. Revenues from up-front license fees are evaluated for multiple elements, but are generally recognized ratably over the specified term of the particular license or agreement. Revenues from ongoing per unit license fees are earned based on units shipped and are recognized in the period when the ultimate customer accepts the product, and collection is reasonably assured.

We also sell extended repair and maintenance contracts with terms ranging from one to several years, which provide repair and maintenance services after expiration of the original one year warranty term. Revenues from separately priced extended repair and maintenance contracts are recognized on a straight-line basis, over the contract period, and classified as contract and other revenues.

Share-Based Compensation. We account for share-based compensation in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718, "Compensation—Stock Compensation" ("ASC 718") using the modified prospective method which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. ASC 718 requires the use of subjective assumptions, including expected stock price volatility and the estimated term of each award. We estimate the fair value of stock options granted using the Black-Scholes option-pricing model, which is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. This model also utilizes the fair value of our common stock and requires that, at the date of grant, we use the expected term of the share-based award, the expected volatility of the price of our common stock over the expected term, the risk free interest rate and the expected dividend yield of our common stock to determine the estimated fair value. We determine the amount of share-based compensation expense based on awards that we ultimately expect to vest, reduced for estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Allowance for doubtful accounts. Our products are sold to customers in many different markets and geographic locations. We estimate our bad debt reserve on a case-by-case basis due to a limited number of customers. We base these estimates on many factors including customer credit worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. Our judgments and estimates regarding collectability of accounts receivable have an impact on our financial statements.

Valuation of Inventory. Our inventory is comprised of raw materials, assemblies and finished products. We must periodically make judgments and estimates regarding the future utility and carrying value of our inventory. The carrying value of our inventory is periodically reviewed and impairments, if any, are recognized when the expected future benefit from our inventory is less than its carrying value.

Valuation of Intangible Assets. Intangible assets consist of patents and trademarks that are amortized over their estimated useful lives. We must make judgments and estimates regarding the future utility and carrying value of intangible assets. The carrying values of such assets are periodically reviewed and impairments, if any, are recognized when the expected future benefit to be derived from an individual intangible asset is less than its carrying value. This generally occurs when certain assets are no longer consistent with our business strategy and whose expected future value has decreased.

Accrued Expenses. We establish a warranty reserve based on anticipated warranty claims at the time product revenue is recognized. This reserve requires us to make estimates regarding the amount and costs of warranty repairs we expect to make over a period of time. Factors affecting warranty reserve levels include the number of units sold, anticipated cost of warranty repairs, and anticipated rates of warranty claims. Warranty expense is recorded in cost of revenues. We evaluate the adequacy of this reserve each reporting period.

We use the recognition criteria of ASC 450-20, "Loss Contingencies" to estimate the amount of bonuses when it becomes probable a bonus liability will be incurred and we recognize expense ratably over the service period. We accrued bonus expense each quarter based on estimated year-end results, and then adjusted the actual in the fourth quarter based on our final results compared to targets.

Deferred Tax Asset. We have provided a full valuation reserve related to our substantial deferred tax assets. In the future, if sufficient evidence of our ability to generate sufficient future taxable income in certain tax jurisdictions becomes apparent, we may be required to reduce our valuation allowances, resulting in income tax benefits in our consolidated statement of operations. We evaluate quarterly the realizability of the deferred tax assets and assess the need for a valuation allowance. Utilizing the net operating loss ("NOL") carry forwards in future years could be substantially limited due to restrictions imposed under federal and state laws upon a change in ownership or control. Included in the NOL carryforward are deductions from stock options that, if recognized, will be recorded as a credit to additional paid-in capital rather than through our results of operations.

Recent Accounting Pronouncements

A number of new pronouncements have been issued for future implementation as discussed in Note 3, Recent Accounting Pronouncements, to our consolidated financial statements.

Segment and Related Information

We are engaged in the design, development and commercialization of directed sound technologies and products. We present our business as one reportable segment due to the similarity in nature of products marketed, financial performance measures (revenue growth and gross margin), methods of distribution (direct and indirect) and customer markets (each product is sold by the same personnel to government and commercial customers, domestically and internationally). Our chief operating decision making officer reviews financial information on sound products on a consolidated basis. See Note 15 to our consolidated financial statements for further discussion.

Comparison of Results of Operations for Fiscal Years Ended September 30, 2013 and 2012

The following table provides for the periods indicated certain items of our consolidated statements of operations expressed in dollars and as a percentage of net sales. The financial information and discussion below should be read in conjunction with the consolidated financial statements and notes contained in this Annual Report.

	Year ended					
	September 30, 2013		September 30, 2012		Increase/(Decrease)	
	Amount	% of Revenues	Amount	% of Revenues	Amount	%
Revenues:						
Product sales	$ 16,001,820	93.6%	$ 14,218,766	96.1%	$ 1,783,054	12.5%
Contract and other	1,086,110	6.4%	573,572	3.9%	512,538	89.4%
Total revenues	17,087,930	100.0%	14,792,338	100.0%	2,295,592	15.5%
Cost of revenues	8,842,631	51.7%	7,313,762	49.4%	1,528,869	20.9%
Gross profit	8,245,299	48.3%	7,478,576	50.6%	766,723	10.3%
Operating expenses:						
Selling, general and administrative	5,438,406	31.8%	4,541,594	30.7%	896,812	19.7%
Research and development	1,841,369	10.8%	1,659,673	11.2%	181,696	10.9%
Total operating expenses	7,279,775	42.6%	6,201,267	41.9%	1,078,508	17.4%
Income from operations	965,524	5.7%	1,277,309	8.7%	(311,785)	(24.4%)
Other income	299,190	1.7%	33,895	0.2%	265,295	782.7%
Income from continuing operations before income taxes	1,264,714	7.4%	1,311,204	8.9%	(46,490)	(3.5%)
Income tax expense (benefit)	1,902	0.0%	(150,816)	(1.0%)	152,718	101.3%
Net income	$ 1,262,812	7.4%	$ 1,462,020	9.9%	$ (199,208)	(13.6%)

Revenues

Revenues increased $2,295,592, or 16%, in the fiscal year ended September 30, 2013, as a result of an 84% increase in international revenue, primarily in the public safety market for crowd and riot control, as well as other diverse markets such as tsunami warning systems, wildlife controls, maritime security, marine surveillance and oil and gas. The international growth is partially offset by a 33% reduction in U.S. Military sales due to federal defense budget constraints and sequestration.

Gross Profit

Gross profit for the year ended September 30, 2013 increased by $766,723, or 10.3%, primarily due to increased revenue, partially offset by unfavorable sales mix, and an increase in contracted annual maintenance costs related to a large foreign military sale in March 2011. The gross profit in the prior year included a reduction in the warranty reserve due to the completion of the one year warranty period for the large foreign military order, which was not repeated in the current year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended September 30, 2013 increased $896,812, or 19.7%, primarily due to higher sales commissions on certain international sales contracts of $346,518, $332,475 for legal and other professional fees related to the derivative lawsuit and threatened proxy contest settled during fiscal 2013, higher salaries and consulting fees to strengthen our business development team of $139,171, $77,158 in non-cash share-based compensation expense, $63,882 for trade show and advertising expenses, partially offset by a decrease of $62,392 for travel and other expenses.

We incurred non-cash share-based compensation expenses of $681,147 and $603,989 in the fiscal years ended September 30, 2013 and 2012, respectively. The increase is due to option grants in May 2012.

Research and Development Expenses

R&D expenses increased $181,696, or 10.9%, primarily due to higher prototype development and third party product certification costs of $73,535, higher rent expense of $43,535 due to increased square footage in our new facility, $64,626 for the impairment of patents and other expenses.

Included in R&D expenses for the year ended September 30, 2013 was $47,895 of non-cash share-based compensation expenses, compared to $58,800 for the year ended September 30, 2012.

During fiscal years 2013 and 2012, we reviewed the ongoing value of our capitalized intangible assets and identified some of these assets as being no longer consistent with our business strategy. As a result of this review, we reduced the value of these patents by $81,307 and $41,621 for the fiscal years ended September 30, 2013 and 2012, respectively.

Other Income

Other income increased by $265,295 during the year ended September 30, 2013, primarily due to $270,559 in income recognized in relation to a terminated license agreement. We also recognized interest income of $28,631 in the year ended September 30, 2013, compared to $33,895 in the year ended September 30, 2012.

Net Income

Our net income decreased $199,208, or 13.6%, as a result of increased operating expenses. In addition, we recognized income tax expense of $1,902 in the year ended September 30, 2013 compared to a benefit of $150,816 in the year ended September 30, 2012. For additional details, refer to Note 10, Income Taxes.

Liquidity and Capital Resources

Cash at September 30, 2013 was $15,805,195, compared to $13,859,505 at September 30, 2012. Other than cash and expected future cash flows from operating activities in subsequent periods, we have no other unused sources of liquidity at this time.

Principal factors that could affect the availability of our internally generated funds include:

- ability to meet sales projections;
- government spending levels;
- introduction of competing technologies;
- product mix and effect on margins;
- ability to reduce and manage inventory levels; and
- product acceptance in new markets.

Principal factors that could affect our ability to obtain cash from external sources include:

- volatility in the capital markets; and
- market price and trading volume of our common stock.

Our Board of Directors approved a share buyback program under which the Company may utilize up to $3 million in cash to repurchase outstanding common shares using available cash and from future cash flow from operations through December 31, 2013. Based on our current cash position, our order backlog, and assuming the accuracy of our currently planned expenditures, we believe we have sufficient capital to fund planned levels of operations for at least the next twelve months. However, we operate in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that we may not be required to raise additional funds through the sale of equity or debt securities or from credit facilities. Additional capital, if needed, may not be available on satisfactory terms, if at all.

Cash Flows

Our cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the table below:

	Year ended September 30, 2013	2012
Cash provided by (used in):		
Operating activities	1,755,699	194,178
Investing activities	(150,459)	(205,435)
Financing activities	340,450	-

Operating Activities

Our net cash generated from operating activities was $1,755,699 for the fiscal year ended September 30, 2013 compared to $194,178 for the fiscal year ended September 30, 2012. Net income of $1,262,812 for the fiscal year ended September 30, 2013 was adjusted for non-cash items that include share-based compensation expense, depreciation and amortization, inventory obsolescence and impairment of patents. Cash generated from operating activities reflected a decrease in accounts receivable of $559,962, primarily due to receipt of a slow receivable and prepayment terms for certain shipments in the fourth quarter; an increase in accounts payable of $600,690, primarily due to increased inventory purchases based on forecasted orders and accrued settlement fees for the derivative lawsuit; and an increase in accrued and other liabilities of $205,072, primarily due to accrued outside sales commissions, partially offset by a reduction in deferred revenue for a terminated license agreement. Cash used in operating activities included increased inventories of $1,331,575 based on our current sales forecast and prepaid expenses and other increased by $562,052 due to a receivable from our insurance company for the derivative lawsuit and an increased prepayment for directors and officers insurance based on fee increases and increased coverage. Net income of $1,462,020 for the fiscal year ended September 30, 2012 was adjusted for non-cash items that include share-based compensation expense, depreciation and amortization, inventory obsolescence and impairment of patents. Cash generated from operating activities reflected transfers from restricted cash of $606,250 and decreased prepaid expenses and other and prepaid expenses – noncurrent of $338,512 for amortization of prepaid warranty services to support our foreign government contract. Cash used in operating activities included a $2,129,711 decrease in accrued and other liabilities, primarily for the payment of the 2011 bonus, a $524,828 increase in inventory and a $424,118 increase in accounts receivable.

We had accounts receivable of $4,958,532 and $5,517,894 at September 30, 2013 and 2012, respectively. The level of trade accounts receivable at September 30, 2013 represented approximately 106 days of revenues for the year compared to 137 days of revenues at September 30, 2012. The decrease in days was due to a lower ending receivables balance on higher revenues in fiscal 2013, compared to a higher receivable balance on lower revenues in the prior year. Terms with individual customers vary greatly. We typically require thirty-day terms from our customers. Our receivables can vary dramatically due to overall sales volume and due to quarterly variations in sales and timing of shipments to and receipts from large customers and the timing of contract payments.

At September 30, 2013 and 2012, our working capital was $23,703,975 and $21,312,250, respectively. This increase was primarily a result of the increases in cash and inventory.

Investing Activities

We use cash in investing activities primarily for the purchase of laboratory and computer equipment, product tooling, software and investment in new patents. Cash used in investing activities for capital expenditures was $147,504 and $201,804 in the fiscal years ended September 30, 2013 and 2012, respectively. In 2012, we invested in leasehold improvements as a result of moving into a new office and manufacturing facility in July 2012. Cash used for investment in new patents was $2,955 and $3,631 in the fiscal years ended September 30, 2013 and 2012, respectively. We anticipate continued expenditures for patents and capital expenditures in fiscal 2014 as we continue to invest in new products and technologies.

Financing Activities

In the year ended September 30, 2013, we received proceeds of $340,450 from the exercise of stock options. In the year ended September 30, 2012, we did not receive any proceeds from financing activities.

Commitments

We are committed for our facility lease as more fully described in Note 11, Commitments and Contingencies, to our consolidated financial statements.

We have a bonus plan for employees, in accordance with their terms of employment, whereby they can earn a percentage of their salary at three different levels based on meeting three different targeted objectives for earnings per share. The number of shares outstanding used for the calculation is as of October 1, 2012. In fiscal 2013 as in 2012, we did not meet our targeted objectives and therefore, did not accrue any bonus expense.

In April 2009, our Board of Directors adopted a Change in Control Severance Benefit Plan. The Change of Control Plan provides that in the event of a qualifying termination, each of the two participating executives will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination. A qualifying termination under the Change of Control Plan is any involuntary termination without cause or any voluntary termination for good reason, in each case occurring within three months before or twelve months after a change of control of LRAD.

We entered into an employment agreement in September 2006 with our president and chief executive officer that provides for severance benefits in the form of up to a maximum of six months' salary and health benefit continuation if his employment is terminated without cause or he resigns for good reason. There are no other employment agreements with executive officers or other employees providing future benefits or severance arrangements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, financings or other relationships with unconsolidated entities or other persons.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Information requested by this Item is not included as we are electing scaled disclosure requirements available to Smaller Reporting Companies.

Item 8. Financial Statements and Supplementary Data.

The financial statements required by this item begin on page F-1 with the index to financial statements followed by the consolidated financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There have been no disagreements or any reportable events requiring disclosure under Item 304(b) of Regulation S-K.

Item 9A. Controls and Procedures.

We are required to maintain disclosure controls and procedures designed to ensure that material information related to us, including our consolidated subsidiaries, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our Exchange Act Reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed in our Exchange Act Reports is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2013 and, based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2013 based on the guidelines established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of September 30, 2013.

This Annual Report does not include an attestation report of the company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to rules of the SEC that permit the company to provide only management's report in this Annual Report.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting since June 30, 2013, in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our process for evaluating controls and procedures is continuous and encompasses constant improvement of the design and effectiveness of established controls and procedures and the remediation of any deficiencies, which may be identified during this process.

Item 9B. Other Information.

None

PART III

Certain information required by this Part III is omitted from this report and is incorporated by reference to our Definitive Proxy Statement to be filed with the SEC in connection with the Annual Meeting of Stockholders to be held in 2014 (the "Proxy Statement").

Item 10. Directors, Executive Officers and Corporate Governance.

The information with respect to our executive officers is set forth in the section entitled "Executive Officers" in Part I of this Annual Report on Form 10-K. The information required by this item with respect to our directors and corporate governance matters is incorporated by reference to the information under the captions "Election of Directors," "Board and Committee Matters and Corporate Governance Matters" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in Proxy Statement.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the caption "Executive Compensation."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the information in the Proxy Statement under the captions "Certain Transactions" and "Independence of the Board of Directors."

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated by reference to the Proxy Statement, under the heading "Principal Accountant Fees and Services."

PART IV

Item 15. Exhibits, Financial Statement Schedules.

Index to Consolidated Financial Statements

The financial statements required by this item are submitted in a separate section beginning on page F-1 of this annual report.

Financial Statement Schedules:

None.

Exhibits:

The following exhibits are incorporated by reference or filed as part of this report.

3. Articles of Incorporation and Bylaws

3.1 Certificate of Incorporation of American Technology Corporation (Delaware) dated March 1, 1992. Incorporated by reference to Exhibit 2.1 on Form 10-SB effective August 1, 1994.

3.1.1 Amendment to Certificate of Incorporation of American Technology Corporation dated March 24, 1997 and filed with Delaware on April 22, 1997. Incorporated by reference to Exhibit 3.1.1 on Form 10-QSB for the quarter ended March 31, 1997, dated May 13, 1997.

3.1.2 Certificate of Amendment to Certificate of Incorporation filed with Delaware on September 26, 2002. Incorporated by reference to Exhibit 3.1.6 on Form 10-K for the year ended September 30, 2002, dated December 23, 2002.

3.1.3 Amendment to Certificate of Incorporation of American Technology Corporation dated March 24, 2010 for name change to LRAD Corporation. Incorporated by reference to Exhibit 3.1 on Form 8-K dated March 31, 2010.

3.2 Restated Bylaws of American Technology Corporation. Incorporated by reference to Exhibit 3.1 on Form 10-Q for the quarter ended March 31, 2006, dated May 10, 2006.

10. Material Contracts

10.1 American Technology Corporation 2005 Equity Incentive Plan (as Amended March 15, 2007). Incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on May 14, 2007.+

10.2 Form of Stock Option Agreement under the 2005 Equity Incentive Plan for grants on or after August 5, 2005. Incorporated by reference to Exhibit 10.11 on Form 10-Q for the quarter ended June 30, 2005 dated August 9, 2005.+

10.3 Form of Stock Award Agreement under the 2005 Equity Incentive Plan. Incorporated by reference to Exhibit 10.12 on Form 10-Q for the quarter ended June 30, 2005 dated August 9, 2005.+

10.4 Employment Letter between American Technology Corporation and Thomas R. Brown dated August 23, 2006. Incorporated by reference to Exhibit 99.2 on Form 8-K filed August 25, 2006.+

10.5 Employment Letter between American Technology Corporation and Katherine H. McDermott dated June 21, 2007. Incorporated by reference to Exhibit 10.37 on Form 10-K for the year ended September 30, 2007 filed January 7, 2008.+

10.6 Change in Control Severance Benefit Plan, issued April 30, 2009. Incorporated by reference to Exhibit 10.15 on Form 10-K for the year ended September 30, 2009 filed December 1, 2009.+

10.7 Separation and Distribution Agreement between LRAD Corporation and Parametric Sound Corporation dated September 27, 2010. Incorporated by reference to Exhibit 2.1 on Form 8-K filed October 1, 2010.

10.8 Tax Sharing Agreement between LRAD Corporation and Parametric Sound Corporation dated September 27, 2010. Incorporated by reference to Exhibit 10.1 on Form 8-K filed October 1, 2010.

10.9 Form of Warrant, issued February 4, 2011. Incorporated by reference to Exhibit 4.1 on Form 8-K filed February 8, 2011.

10.10 Form of Warrant Amendment, effective as of February 4, 2011. Incorporated by reference to Exhibit 4.2 on Form 10-Q filed May 4, 2011.

10.11	Registration Rights Agreement, dated February 4, 2011. Incorporated by reference to Exhibit 4.2 on Form 8-K filed February 8, 2011.
10.12	Lease between LRAD Corporation and The Realty Associates Fund VIII, LP dated November 16, 2011. Incorporated by reference to Exhibit 10.15 on Form 10-K filed December 5, 2011.
10.13	Investor Settlement Agreement between LRAD Corporation and the Stockholders of LRAD Corporation identified therein dated May 21, 2013. Incorporated by reference to Exhibit 10.1 on Form 8-K filed May 22, 2013.
10.14	Form of Indemnification Agreement. Incorporated by reference to Exhibit 10.1 on Form 8-K filed June 27, 2013.
10.15	Non-Employee Director Compensation Summary
21.	**Subsidiaries of the Registrant**
21.1	Subsidiary of LRAD Corporation.
23.	**Consents of Experts and Counsel**
23.1	Consent of Squar, Milner, Peterson, Miranda & Williamson, LLP.*
24.	**Power of Attorney**
24.1	Power of Attorney. Included on signature page.*
31.	**Certifications**
31.1	Certification of Thomas R. Brown, Principal Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Katherine H. McDermott, Principal Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, executed by Thomas R. Brown, Principal Executive Officer, and Katherine H. McDermott, Principal Financial Officer.*
99.	**Additional Exhibits**
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

\+ Management contract or compensatory plan or arrangement.

** Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

LRAD Corporation
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of September 30, 2013 and 2012	F-2
Consolidated Statements of Operations for the Years Ended September 30, 2013 and 2012	F-3
Consolidated Statements of Stockholders' Equity for the Years Ended September 30, 2013 and 2012	F-4
Consolidated Statements of Cash Flows for the Years Ended September 30, 2013 and 2012	F-5
Notes to Consolidated Financial Statements	F-6 – F-19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
LRAD Corporation:

We have audited the accompanying consolidated balance sheets of LRAD Corporation and Subsidiary (collectively, the "Company") as of September 30, 2013 and 2012, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LRAD Corporation and Subsidiary as of September 30, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/S/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

San Diego, California
November 21, 2013

LRAD Corporation
Consolidated Balance Sheets

	September 30, 2013	September 30, 2012
ASSETS		
Current assets:		
Cash	$ 15,805,195	$ 13,859,505
Accounts receivable, less allowance of $3,772 and $4,372 for doubtful accounts	4,958,532	5,517,894
Inventories, net	4,587,750	3,112,489
Prepaid expenses and other	1,003,875	441,823
Total current assets	26,355,352	22,931,711
Property and equipment, net	237,377	212,863
Intangible assets, net	51,650	158,457
Prepaid expenses and other – noncurrent	914,516	1,102,016
Total assets	$ 27,558,895	$ 24,405,047
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,596,409	$ 995,719
Accrued liabilities	1,054,968	623,742
Total current liabilities	2,651,377	1,619,461
Other liabilities – noncurrent	146,109	363,817
Total liabilities	2,797,486	1,983,278
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Preferred stock, $0.00001 par value; 5,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.00001 par value; 50,000,000 shares authorized; 32,900,705 and 32,374,499 shares issued and outstanding, respectively	329	324
Additional paid-in capital	87,434,834	86,358,011
Accumulated deficit	(62,673,754)	(63,936,566)
Total stockholders' equity	24,761,409	22,421,769
Total liabilities and stockholders' equity	$ 27,558,895	$ 24,405,047

See accompanying notes

LRAD Corporation
Consolidated Statements of Operation

	Years Ended September 30, 2013	2012
Revenues:		
Product sales	$ 16,001,820	$ 14,218,766
Contract and other	1,086,110	573,572
Total revenues	17,087,930	14,792,338
Cost of revenues	8,842,631	7,313,762
Gross profit	8,245,299	7,478,576
Operating expenses:		
Selling, general and administrative	5,438,406	4,541,594
Research and development	1,841,369	1,659,673
Total operating expenses	7,279,775	6,201,267
Income from operations	965,524	1,277,309
Other income	299,190	33,895
Income from operations before income taxes	1,264,714	1,311,204
Income tax expense (benefit)	1,902	(150,816)
Net income	$ 1,262,812	1,462,020
Net income per common share		
Basic	$ 0.04	$ 0.05
Diluted	0.04	$ 0.04
Weighted average common shares outstanding:		
Basic	32,464,935	32,374,499
Diluted	32,920,019	33,015,955

See accompanying notes

LRAD Corporation
Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balances, September 30, 2011	32,374,499	$ 324	$85,673,560	$ (65,398,586)	$ 20,275,298
Share-based compensation expense	-	-	684,451	-	684,451
Net income	-	-	-	1,462,020	1,462,020
Balances, September 30, 2012	32,374,499	$ 324	$86,358,011	$ (63,936,566)	$ 22,421,769
Issuance of common stock upon exercise of stock options, net	526,206	5	340,445	-	340,450
Share-based compensation expense	-	-	736,378	-	736,378
Net income	-	-	-	1,262,812	1,262,812
Balances, September 30, 2013	32,900,705	$ 329	$87,434,834	$ (62,673,754)	$ 24,761,409

See accompanying notes

LRAD Corporation
Consolidated Statements of Cash Flows

	Years Ended September 30, 2013	2012
Operating Activities:		
Net income	$ 1,262,812	$ 1,462,020
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	146,307	93,931
Provision for doubtful accounts	(600)	4,372
Warranty provision	19,254	(33,566)
Inventory obsolescence	(143,686)	154,109
Share-based compensation	736,378	684,451
Loss on sale or impairment of patents	86,445	41,621
Changes in operating assets and liabilities:		
Restricted cash	-	606,250
Accounts receivable	559,962	(424,118)
Inventories	(1,331,575)	(524,828)
Prepaid expenses and other	(562,052)	221,778
Prepaid expenses and other – noncurrent	187,500	116,734
Accounts payable	600,690	(44,483)
Warranty settlements	(10,808)	(34,382)
Accrued and other liabilities	205,072	(2,129,711)
Net cash provided by operating activities	1,755,699	194,178
Investing Activities:		
Purchased property and equipment	(147,504)	(201,804)
Patent costs paid	(2,955)	(3,631)
Net cash used in investing activities	(150,459)	(205,435)
Financing Activities:		
Proceeds from exercise of stock options	340,450	-
Net cash provided by financing activities	340,450	-
Net increase (decrease) in cash and cash equivalents	1,945,690	(11,257)
Cash and cash equivalents, beginning of period	13,859,505	13,870,762
Cash and cash equivalents, end of period	$ 15,805,195	$ 13,859,505
Supplemental Disclosure of Cash Flow Information Cash refunded for taxes	$ (38,662)	$ (152,344)

See accompanying notes

1. OPERATIONS

LRAD Corporation, a Delaware corporation (the "Company"), is engaged in design, development and commercialization of directed sound technologies and products. The principal markets for the Company's proprietary sound reproduction technologies and products are in North and South America, Europe, Middle East and Asia.

2. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The Company has a currently inactive wholly owned subsidiary, LRAD International Corporation, previously American Technology Holdings, Inc., which the Company formed to conduct international marketing, sales and distribution activities. The consolidated financial statements include the accounts of this subsidiary after elimination of intercompany transactions and accounts.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions (e.g., share-based compensation valuation, allowance for doubtful accounts, valuation of inventory and intangible assets, warranty reserve, accrued bonus and valuation allowance related to deferred tax assets) that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and affect the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from those estimates.

CONCENTRATION OF CREDIT RISK

The Company maintains cash and cash equivalent accounts with Federal Deposit Insurance Corporation ("FDIC") insured financial institutions. Under provisions of the Dodd Frank Wall Street Reform and Consumer Protection Act ("Dodd Frank Act"), unlimited FDIC insurance was provided for all funds in non-interest bearing transaction accounts through December 31, 2012. Beginning on January 1, 2013, the FDIC covers all deposit accounts up to $250,000 per depositor for each insured bank. The Company's exposure for amounts in excess of FDIC insured limits at September 30, 2013 was approximately $15,600,000. The Company has not experienced any losses in such accounts.

The Company sells its products to a large number of geographically diverse customers. The Company routinely assesses the financial strength of its customers and generally does not require collateral or other security to support customer receivables. At September 30, 2013, accounts receivable from two customers accounted for 36% each of total accounts receivable with no other single customer accounting for more than 10% of the accounts receivable balance. At September 30, 2012, accounts receivable from one customer accounted for 65% of total accounts receivable with no other single customer accounting for more than 10% of the accounts receivable balance.

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH

The Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents.

The Company considers any amounts pledged as collateral or otherwise restricted for use in current operations to be restricted cash. Restricted cash is classified as a current asset unless amounts are not expected to be released and available for use in operations within one year.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company carries its accounts receivable at their historical cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts for estimated losses considering the following factors when determining if collection of a receivable is reasonably assured: customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If the Company has no previous experience with the customer, the Company may obtain reports from various credit organizations to ensure that the customer has a history of paying its creditors. The Company may also request financial information to ensure that the customer has the means of making payment. If these factors do not indicate collection is reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash. There was no deferred revenue at September 30, 2013 or 2012 as a result of collection issues. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. The Company determines allowances on a customer specific. The Company had allowances for doubtful accounts of $3,772 and $4,372 for the years ended September 30, 2013 or 2012.

CONTRACT MANUFACTURERS

The Company employs contract manufacturers for production of certain components and sub-assemblies. The Company may provide parts and components to such parties from time to time, but recognizes no revenue or markup on such transactions. During fiscal 2013, the Company performed assembly of products in-house using components and sub-assemblies from a variety of contract manufacturers and suppliers.

INVENTORIES

Inventories are valued at the lower of cost or net realizable value. Cost is determined using a standard cost system whereby differences between the standard cost and purchase price are recorded as a purchase price variance in cost of revenues. Inventory is comprised of raw materials, assemblies and finished products intended for sale. The Company periodically makes judgments and estimates regarding the future utility and carrying value of inventory. The carrying value of inventory is periodically reviewed and impairments, if any, are recognized when the expected net realizable value is less than carrying value. The Company has inventory reserves for estimated obsolescence or unmarketable inventory, which is equal to the difference between the cost of inventory and the estimated market value, based upon assumptions about future demand and market conditions. The Company decreased its inventory reserve by $143,686 and increased its inventory reserve by $154,109 during the years ended September 30, 2013 and 2012, respectively, based on expected usage of components resulting from changes in product lines and customer demand.

EQUIPMENT AND DEPRECIATION

Equipment is stated at cost. Depreciation on machinery and equipment and office furniture and equipment is computed over the estimated useful lives of three to five years using the straight-line method. Leasehold improvements are amortized over the life of the lease. Upon retirement or disposition of equipment, the related cost and accumulated depreciation is removed, and a gain or loss is recorded.

INTANGIBLES

Intangible assets, which consist of patents and trademarks, are carried at cost less accumulated amortization. Intangible assets are amortized over their estimated useful lives, which have been estimated to be 15 years. The carrying value of intangibles is periodically reviewed and impairments, if any, are recognized when the future undiscounted cash flows realized from the assets is less than its carrying value.

LEASES

Leases entered into are classified as either capital or operating leases. At the time a capital lease is entered into, an asset is recorded, together with its related long-term obligation to reflect the purchase and financing. At September 30, 2013 and 2012, the Company had no capital lease obligations.

REVENUE RECOGNITION

The Company derives its revenue primarily from two sources: (i) product revenues, and (ii) contracts, license fees, other services, and freight.

Product revenues from customers, including resellers and system integrators, are recognized in the periods that products are shipped (FOB shipping point) or received by customers (FOB destination), when the fee is fixed or determinable, when collection of resulting receivables is reasonably assured, and there are no remaining obligations for the Company. Most revenues to resellers and system integrators are based on firm commitments from the end user; as a result, resellers and system integrators carry little or no inventory. Revenues from associated engineering and installation contracts are recognized based on milestones or completion of the contracted services. The Company's customers do not have the right to return product unless the product is found to be defective.

The Company licenses its technology to third parties. Revenues from up-front license fees are evaluated for multiple elements, but are generally recognized ratably over the specified term of the particular license or agreement. Revenues from ongoing per unit license fees are earned based on units shipped and are recognized in the period when the ultimate customer accepts the product, and collection is reasonably assured.

The Company also sells extended repair and maintenance contracts with terms ranging from one to several years which provide repair and maintenance services after expiration of the original one year warranty term. Revenues from separately priced extended repair and maintenance contracts are recognized on a straight-line basis over the contract period and classified as contract and other revenues.

SHIPPING AND HANDLING COSTS

Shipping and handling costs are included in cost of revenues. The amount of shipping and handling costs invoiced to customers is included in revenue. Actual shipping and handling costs were $142,453 and $127,392 for the fiscal years ended September 30, 2013 and 2012, respectively.

ADVERTISING

Advertising costs are charged to expense as incurred. The Company expensed $74,452 and $62,663 for the years ended September 2013 and 2012, respectively, for advertising costs.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

WARRANTY RESERVES

The Company warrants its products to be free from defects in materials and workmanship for a period of one year from the date of purchase. The warranty is generally limited. The Company currently provides direct warranty service. Some agreements with OEM customers, from time to time, may require that certain quantities of product be made available for use as warranty replacements. International market warranties are generally similar to the U.S. market. The Company also sells extended warranty contracts and maintenance agreements.

The Company establishes a warranty reserve based on anticipated warranty claims at the time product revenues are recognized. Factors affecting warranty reserve levels include the number of units sold, anticipated cost of warranty repairs and anticipated rates of warranty claims. The Company evaluates the adequacy of the provision for warranty costs each reporting period. In the fiscal year ended September 30, 2013, the Company increased its reserve by $8,446. The warranty reserve was $212,759 and $204,313 at September 30, 2013 and 2012, respectively.

INCOME TAXES

The Company determines its income tax provision using the asset and liability method. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. A valuation allowance is recorded by the Company to the extent it is more likely than not that a deferred tax asset will not be realized. Additional information regarding income taxes appears in Note 10, Income Taxes.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets and identifiable intangibles held for use are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of undiscounted expected future cash flows is less than the carrying amount of the asset, or if changes in facts and circumstances indicate this, an impairment loss is measured and recognized using the asset's fair value.

SEGMENT INFORMATION

The Company presents its business as one reportable segment due to the similarity in nature of products provided, financial performance measures (revenue growth and gross margin), methods of distribution (direct and indirect) and customer markets (each product is sold by the same personnel to government and commercial customers, domestically and internationally). The Company's chief operating decision making officer reviews financial information on sound products on a consolidated basis. See Note 15, Major Customers, Suppliers, Segment and Related Information, for additional information.

NET INCOME PER SHARE

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution of securities that could occur if outstanding securities convertible into common stock were exercised or converted. See Note 14, Net Income Per Share, for additional information.

FOREIGN CURRENCY TRANSLATION

The Company's functional currency is U.S. dollars as substantially all of the Company's operations use this denomination. Foreign sales to date have been denominated in U.S. dollars. Transactions undertaken in other currencies, which have not been material, are translated using the exchange rate in effect as of the transaction date. Any exchange gains and losses are included in the statements of operations.

SHARE-BASED COMPENSATION

The Company recognized share-based compensation expense related to non-qualified stock options issued to employees and directors over the expected vesting term of the stock-based instrument based on the grant date fair value. Forfeitures are estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates or if the Company updates its estimated forfeiture rate. From time to time, the Company grants stock options to directors and non-employee service providers. See Note 12, Share-based Compensation, for additional information.

REGISTRATION PAYMENT ARRANGEMENTS

In connection with the issuance of warrants on February 4, 2011 ("2011 Warrants"), the Company entered into a Registration Rights Agreement with the warrant holders ("Warrant Holders"), whereby the Company agreed to prepare and file, within 30 days following the issuance of the 2011 Warrants, a registration statement covering the resale of the shares of common stock issuable upon exercise of the 2011 Warrants. If the registration statement had not been declared effective within 90 days following the date of issuance of the securities, or the Warrant Holders are otherwise unable to re-sell the shares purchased upon exercise of the 2011 Warrants, the Company would be obligated to pay liquidated damages to the purchasers in the amount of $0.01335 per day per applicable share until 180 days after the date the registration statement is required to be filed, and $0.0267 per day per applicable share thereafter, but not to exceed a total of $0.534 per applicable share or a maximum of $869,323. This obligation will be effective for the five year term of the Warrants, or until all 2011 Warrants have been exercised. The Company filed a registration statement on Form S-3 within 30 days of issuance, which became effective on April 7, 2011 in satisfaction of the initial 90 day effectiveness obligation. No liquidated damages have been accrued as of September 30, 2012 as it was not deemed to be probable that any such damages will be incurred.

RECLASSIFICATIONS

Where necessary, the prior year's information has been reclassified to conform to the fiscal 2013 statement presentation. These reclassifications had no effect on previously reported results of operations or accumulated deficit.

SUBSEQUENT EVENTS

Management has evaluated events subsequent to September 30, 2013 through the date the accompanying consolidated financial statements were filed with the Securities and Exchange Commission and noted that there have been no events or transactions which would affect the Company's consolidated financial statements for the year ended September 30, 2013.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In July 2013, the Financial Accounting Standards Board ("FASB") issued guidance requiring a liability related to an unrecognized tax benefit to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The presentation of unrecognized tax benefits as a reduction of a deferred tax asset is consistent with an entity's analysis of the realizability of its deferred tax assets and, as a result, is not expected to change an entity's assessment of realizability. For public companies, this guidance is effective on a prospective basis for fiscal years, and interim periods within those years, beginning after December 15, 2013. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a material impact on our financial statements.

4. FAIR VALUE MEASUREMENTS

At September 30, 2013, for certain financial instruments, including accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their relatively short maturities.

As of September 30, 2013 and 2012, the Company had no financial instruments that are required to be measured at fair value on a recurring basis.

5. INVENTORIES

Inventories consisted of the following:

	September 30, 2013	September 30, 2012
Raw materials	$ 3,941,203	$ 2,693,753
Finished goods	605,240	818,082
Work in process	358,826	61,859
	4,905,269	3,573,694
Reserve for obsolescence	(317,519)	(461,205)
	$ 4,587,750	$ 3,112,489

The Company had raw materials located at supplier locations of $63,429 and $144,674 at September 30, 2013 and 2012, respectively.

The Company relies on one supplier for compression drivers for its LRAD product and is making efforts to obtain alternative suppliers to reduce such reliance. The Company's ability to manufacture its LRAD product could be adversely affected if it were to lose this sole source supplier and was unable to find an alternative supplier.

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	September 30, 2013	September 30, 2012
Office furniture and equipment	$ 769,799	$ 716,625
Machinery and equipment	607,803	525,020
Leasehold improvements	55,298	55,298
	1,432,900	1,296,943
Accumulated depreciation	(1,195,523)	(1,084,080)
	$ 237,377	$ 212,863

	Year ended September 30, 2013	Year ended September 30, 2012
Depreciation expense	$ 122,990	$ 64,409

7. INTANGIBLE ASSETS

Intangible assets consisted of the following:

	September 30, 2013	September 30, 2012
Cost	$ 93,938	$ 358,925
Accumulated amortization	(42,288)	(200,468)
	$ 51,650	$ 158,457

	Year ended September 30, 2013	Year ended September 30, 2012
Amortization expense	$ 23,317	$ 29,522
Loss on sale or impairment of patents	81,307	41,621
Net sale or impairment of patents	$ 104,624	$ 71,143

Each quarter, the Company reviews the ongoing value of its capitalized patent costs. In the fiscal years ended September 30, 2013 and 2012, some of these assets were identified as being associated with patents no longer consistent with the Company's business strategy. As a result of this review, the Company recorded a loss as shown above from the impairment of patents that were previously capitalized.

Estimated Amortization Expense Years Ended September 30,	
2014	$ 6,269
2015	6,269
2016	6,269
2017	6,269
2018	6,269
Thereafter	20,305
	$ 51,650

8. PREPAID MAINTENANCE AGREEMENT

At March 31, 2011, prepaid expenses included $1,500,000 paid to a third party service provider in connection with the Company's obligations under a sales contract to a foreign military service to provide repair and maintenance services over an eight year period for products sold thereunder. The total prepaid expense is being amortized on a straight-line basis at an annual rate of $187,500 over the eight-year contract period to correspond with the revenues for these services, and is being recognized as a component of cost of sales. Accordingly, as of September 30, 2013, $187,500 of the total prepayment was classified as a current asset and $843,750 was classified as noncurrent.

9. ACCRUED AND OTHER LIABILITIES—NONCURRENT

Accrued liabilities consisted of the following:

	September 30, 2013	September 30, 2012
Payroll and related	$ 650,125	$ 272,212
Accrued contract costs	197,034	197,032
Warranty reserve	189,277	154,069
Deferred revenue and other	18,532	429
Total	$ 1,054,968	$ 623,742

Other liabilities - noncurrent consisted of the following:

	2013	2012
Deferred rent	$ 122,627	$ 43,433
Extended warranty	23,482	50,244
Deferred revenue – noncurrent	-	270,140
Total	$ 146,109	$ 363,817

Payroll and related

Accrued payroll and related consists primarily of accrued vacation and outside commissions at September 30, 2013 and accrued vacation at September 30, 2012.

Accrued contract costs

Accrued contract costs consist of accrued expenses for contracting a third party service provider to fulfill repair and maintenance obligations required under a contract through 2019 with a foreign military for units sold last year. Payments to the service provider will be made annually upon completion of each year of service. These services are being recorded in cost of revenues to correspond with the revenues for these services.

Warranty Reserve

Details of the estimated warranty reserve were as follows:

Years Ended September 30,	2013	2012
Beginning balance	$ 204,313	$ 272,261
Warranty provision	19,254	(33,566)
Warranty settlements	(10,808)	(34,382)
Ending balance	$ 212,759	$ 204,313
Short-term warranty reserve	$ 189,277	$ 154,069
Long-term warranty reserve	23,482	50,244
	$ 212,759	$ 204,313

The Company establishes a warranty reserve based on anticipated warranty claims at the time product revenue is recognized. Factors affecting warranty reserve levels include the number of units sold, anticipated cost of warranty repairs and anticipated rates of warranty claims. The Company evaluates the adequacy of the provision for warranty costs each reporting period. In the fiscal year ended September 30, 2013, the Company increased its reserve by $8,446.

Deferred Revenue

Deferred revenue at September 30, 2012 included $270,559 collected from a license agreement in advance of recognized revenue. This license agreement was cancelled in September 2013, so the remaining deferred revenue balance was recorded as other income during the quarter ended September 30, 2013. Deferred revenue at September 30, 2013 included $18,532 which represents prepayments on current orders scheduled for delivery in the quarter ended December 31, 2013.

10. INCOME TAXES

Income taxes consisted of the following:

Years Ended September 30,		2013		2012
Current tax (benefit) expense				
Federal	$	-	$	(155,000)
State		2,000		4,000
		2,000		(151,000)
Deferred (benefit) expense				
Federal		(779,000)		(1,583,000)
State		(138,000)		(279,000)
		(917,000)		(1,862,000)
Change in valuation allowance		917,000		1,862,000
Provision for income taxes	$	2,000	$	(151,000)

A reconciliation of income taxes at the federal statutory rate of 34% to the effective tax rate was as follows:

Years Ended September 30,		2013		2012
Income taxes computed at the federal statutory rate	$	430,000	$	446,000
Change in valuation allowance		(917,000)		(1,862,000)
Nondeductible compensation, interest expense and other		8,000		6,000
State income taxes, net of federal tax benefit		70,000		72,000
Change in R&D credit carryover		(56,000)		53,000
Stock options and other prior year true-ups		462,000		1,389,000
State business credit utilization		(4,000)		(100,000)
Prior year tax adjustments		9,000		(155,000)
	$	2,000	$	(151,000)

The types of temporary differences between the tax basis of assets and liabilities and their approximate tax effects that give rise to a significant portion of the net deferred tax asset at September 30, 2013 and 2012 were as follows:

	At September 30,			
Deferred tax assets:		2013		2012
Net operating loss carryforwards	$	19,576,000	$	20,350,000
Research and development credit		2,257,000		2,206,000
Share-based compensation		526,000		600,000
Equipment		(18,000)		-
Patents		230,000		229,000
Accruals and other		463,000		509,000
State tax deduction		(2,000)		(2,000)
Federal AMT Credit		49,000		49,000
Allowances		127,000		184,000
Gross deferred tax asset		23,208,000		24,125,000
Less valuation allowance		(23,208,000)		(24,125,000)
	$	-	$	-

At September 30, 2013, the Company had net deferred tax assets of approximately $23,208,000. The deferred tax assets are primarily composed of federal and state NOL carryforwards and federal and state research and development ("R&D") credit carryforwards. At September 30, 2013, the Company, for federal income tax purposes, had NOL carryforwards of approximately $51,722,000, which expire through 2028. The Company recognizes windfall tax benefits associated with the exercise of stock options directly to stockholders' equity only when realized. Accordingly, deferred tax assets are not recognized for NOL carryforwards resulting from windfall tax benefits occurring from October 1, 2008 onward. At September 30, 2013, deferred tax assets do not include excess tax benefits from stock-based compensation of approximately $386,000.

Due to uncertainties surrounding the Company's ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset net deferred tax assets as realization of such assets has not met the threshold under ASC 740-10, "Income Taxes." The future utilization of the Company's NOL carryforwards to offset future taxable income may be subject to a substantial annual limitation as a result of ownership changes that could occur in the future. The Company has an estimated $1,741,000 and $728,000 of federal and state R&D tax credits, respectively, at September 30, 2013, a portion of which began to expire in the 2012 tax year. Further, due to a change in California tax law in fiscal year 2008, NOL carryforwards were not able to be used in tax years 2008, 2009, 2010 and 2011, and R&D credit utilization was limited to fifty percent of the Company's net tax in tax years 2008 and 2009.

The Company did not record a tax provision during the year ended September 30, 2013 as the Company's annual effective tax rate is zero. During the quarter ended June 30, 2012, the Company amended its federal tax return for the year ended September 30, 2008 to make an election to carry back its fiscal year ended September 30, 2008 applicable NOL for a period of 3 years, and carry forward the loss for up to 20 years, as per Section 172(b)(1)(H) of the Internal Revenue Code of 1986 ("Section 172"), as amended per the American Recovery and Reinvestment Tax Act of 2009 for eligible small businesses. The Company also amended its federal tax returns for the years ended September 30, 2009 and 2010 and filed its federal tax return for the year ended September 30, 2011, during the fiscal year ended September 30, 2012, resulting in a federal income tax benefit of $152,333. Of this benefit, $112,009 was received from the Internal Revenue Service in the year ended September 30, 2012, and the remaining $40,324 was received in the year ended September 30, 2013.

The Company adopted ASC 740-10-25, "Income Taxes—Recognition" as of October 1, 2007. As of the date of the adoption, the Company had no unrecognized tax benefits and there were no material changes during the year. Due to the valuation allowance, future changes in the Company's unrecognized tax benefits will not impact its effective tax rate. The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company is subject to taxation in the U.S. and various state jurisdictions. All of the Company's historical tax years are subject to examination by the Internal Revenue Service and various state jurisdictions due to the generation of NOL and credit carryforwards.

11. COMMITMENTS AND CONTINGENCIES

Facility Lease

On November 29, 2011, the Company entered into a new lease for 31,360 square feet to replace the prior San Diego facility as the Company's executive offices, research and development, assembly and operational facilities. The lease commenced July 1, 2012 and will expire June 30, 2018. The aggregate monthly payments, with abatements, averaged $16,306 per month in the first year, and will be $25,088, $26,656, $28,224, $29,792 and $31,360 per month for the second through sixth years of the lease, plus certain other costs and charges as specified in the lease agreement, including the Company's proportionate share of the building operating expenses and real estate taxes.

Operating Leases

Total operating lease expense, including facilities and business equipment commitments, recorded by the Company for the years ended September 30, 2013 and 2012 was $269,273 and $209,401, respectively.

The obligations under all operating leases are as follows:

Years ending September 30:	
2014	337,848
2015	341,659
2016	374,731
2017	389,276
2018	285,804
2019	-
	$ 1,729,318

Employment Agreements

The Company entered into an employment agreement in September 2006 with its president and chief executive officer that provides for severance benefits of up to a maximum of six months' salary and health benefit continuation if his employment is terminated without cause or he resigns for good reason. There are no other employment agreements with executive officers or other employees providing future benefits or severance arrangements.

Bonus Plan

The Company has established a bonus plan for its employees, in accordance with their terms of employment, whereby they can earn a percentage of their salary at three different levels based on meeting three different targeted objectives for earnings per share. The number of shares outstanding used for the calculation is as of October 1, 2012. In fiscal 2013 and 2012, the Company did not accrue any bonus expense as the Company did not achieve targeted objectives for the year.

Change of Control Severance Benefit Plan

The Company has a Change of Control Plan that provides that in the event of a qualifying termination, each of the two participating executives will be entitled to receive (i) a lump sum payment equal to twenty-four months' base salary (less applicable tax and other withholdings), (ii) a lump sum payment equal to the officer's target bonus for the year in which the officer is terminated, (iii) continuation of health benefits for twenty-four months and (iv) accelerated vesting of any unvested stock options and other securities or similar incentives held at the time of termination. A qualifying termination under the Change of Control Plan is any involuntary termination without cause or any voluntary termination for good reason, in each case occurring within three months before or twelve months after a change of control of the Company.

Employee Benefit—401K Plan

The Company has a defined contribution plan (401(k)) covering its employees. Matching contributions are made on behalf of all participants at the discretion of the board of directors. During the fiscal years ended September 30, 2013 and 2012, the Company made matching contributions of $124,391 and $170,321, respectively.

Litigation

The Company may at times be involved in litigation in the ordinary course of business. The Company will, from time to time, when appropriate in management's estimation, record adequate reserves in the Company's financial statements for pending litigation.

On July 24, 2012, the Company was served with a complaint filed in the Delaware Court of Chancery by Iroquois Master Fund Ltd. ("Iroquois"), a shareholder of the Company, against the Company's board of directors (the "Board"), its Chief Executive Officer and Chief Financial Officer (the "Delaware Litigation"). The action was a purported derivative action which alleged breach of fiduciary duty and other claims against the individual defendants based on the issuance of stock options to them, which the plaintiff alleged were granted in violation of the terms of the Company's 2005 Equity Incentive Plan. The Company was also named in the action as a nominal defendant against which no recovery was sought. The plaintiff sought rescission or repricing of the stock options at issue and other damages, purportedly on behalf of the Company.

On January 17, 2013, the Company received a notice and a Schedule 13D was filed by Iroquois with the SEC announcing Iroquois' intention to nominate a slate of five directors to stand for election at the Company's 2013 Annual Meeting of Stockholders. On May 21, 2013, the Company entered into an agreement (the "Settlement Agreement") with Iroquois to settle the potential proxy contest pertaining to the election of directors to the Board at the Company's annual meeting. Also as part of the settlement, the Company and Iroquois agreed to execute a Stipulation of Settlement seeking to settle the Delaware Litigation. Following a hearing on September 10, 2013, the Delaware Court issued an Order and Final Judgment approving the Stipulation of Settlement as proposed.

Guarantees and Indemnifications

The Company enters into indemnification provisions under (i) its agreements with other companies in its ordinary course of business, typically with business partners, contractors, customers and landlords and (ii) its agreements with investors. Under these arrangements, the Company may indemnify other parties such as business partners, customers, underwriters, and investors for certain losses suffered, claims of intellectual property infringement, negligence and intentional acts in the performance of services, and violations of laws including certain violations of securities laws. The Company's obligation to provide such indemnification in such circumstances would arise if, for example, a third party sued a customer for intellectual property infringement and the Company agreed to indemnify the customer against such claims. The Company is unable to estimate with any reasonable accuracy the liability that may be incurred pursuant to such indemnification obligations. Some of the factors that would affect this assessment include, but are not limited to, the nature of the claim asserted, the relative merits of the claim, the financial ability of the parties, the nature and amount of damages claimed, insurance coverage that the Company may have to cover such claims, and the willingness of the parties to reach settlement, if any. Because of the uncertainty surrounding these circumstances, the Company's indemnification obligations could range from immaterial to having a material adverse impact on its financial position and its ability to continue in the ordinary course of business. The Company has not incurred material costs to defend lawsuits or settle claims related to these indemnification agreements in the past, and the Company had no liabilities recorded for these agreements as of September 30, 2013, or 2012.

Under its bylaws, the Company has agreed to indemnify its officers and directors for certain events or occurrences arising as a result of the officer or director serving in such capacity. In addition, the Company executed indemnification agreements in June 2013 with the then current Directors and Officers of the Company, indemnifying them from any expenses arising out of any claims. All new Directors and Officers subsequent to June 2013 have and will also execute indemnification agreements. The term of the indemnification period is for the officer or director's lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited. However, the Company has a director and officers' liability insurance policy that limits its exposure and enables it to recover a portion of any future amounts paid. As a result of its insurance policy coverage, the Company does not believe that a material loss exposure related to these agreements is either probable or reasonably estimable. Accordingly, the Company has no liability recorded for these agreements as of September 30, 2013, or 2012.

12. SHARE-BASED COMPENSATION

Stock Option Plans

At September 30, 2013, the Company had one equity incentive plan. The 2005 Equity Incentive Plan ("2005 Equity Plan"), as amended, authorizes for issuance as stock options, stock appreciation rights, or stock awards for an aggregate of 3,250,000 shares of common stock to employees, directors or consultants. The total 2005 Equity Plan reserve includes these shares and shares reserved under other plans prior to the 2005 Equity Plan, allowing for the issuance of up to 4,999,564 shares. At September 30, 2013, there were options outstanding covering 2,394,476 shares of common stock under the 2005 Equity Plan and 1,512,634 shares of common stock available for grant for a total of 3,907,110 currently available under the 2005 Equity Plan.

Share-Based Compensation

The Company's employee stock options have various restrictions that reduce option value, including vesting provisions and restrictions on transfer and hedging, among others, and are often exercised prior to their contractual maturity.

The Company recorded $736,378 and $684,451 of stock compensation expense for the years ended September 30, 2013 and 2012, respectively. The weighted average estimated fair value of employee stock options granted during the year ended September 30, 2013 and 2012 was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions (annualized percentages):

	2013	2012
Volatility	74.0% - 81.0%	81.0% - 82.0%
Risk-free interest rate	0.93% - 1.70%	0.8% - 1.1%
Forfeiture rate	10.0%	10.0%
Dividend yield	0.0%	0.0%
Expected life in years	6.4	5.4 - 6.4
Weighted average fair value of options granted during the period	$0.86	$0.88

The Company has never paid cash dividends. Expected volatility is based on the historical volatility of the Company's common stock over the period commensurate with the expected life of the options. The risk-free interest rate is based on rates published by the Federal Reserve Board. The contractual term of the options is ten years. The expected life is based on observed and expected time to post-vesting exercise. The expected forfeiture rate is based on past experience and employee retention data. Forfeitures are estimated at the time of the grant and revised in subsequent periods if actual forfeitures differ from those estimates. Such revision adjustments to expense will be recorded as a cumulative adjustment in the period in which the estimate is changed.

As of September 30, 2013, there was approximately $400,000 of total unrecognized compensation costs related to outstanding employee stock options. This amount is expected to be recognized over a weighted average period of 1.2 years. To the extent the forfeiture rate is different from what the Company anticipated, stock-based compensation related to these awards will be different from the Company's expectations.

Stock Option Summary Information

A summary of activity for the Company's stock option plans, as well as options granted outside such plans as of September 30, 2013 and 2012, is presented below:

	Number of Shares	Weighted Average Exercise Price
Fiscal 2012:		
Outstanding October 1, 2011	4,181,339	$ 2.40
Granted	1,237,500	$ 1.33
Forfeited/expired	(1,955,500)	$ 3.67
Outstanding September 30, 2012	3,463,339	$ 1.31
Exercisable September 30, 2012	2,575,857	$ 1.25
Fiscal 2013:		
Outstanding October 1, 2012	3,463,339	$ 1.31
Granted	804,500	$ 2.88
Forfeited/expired	(1,347,157)	$ 1.48
Exercised	(526,206)	$ 0.65
Outstanding September 30, 2013	2,394,476	$ 1.89
Exercisable September 30, 2013	2,059,256	$ 1.82
Weighted average fair value of options granted during the year		$ 0.86

Under the Stipulation of Settlement, Thomas R. Brown, President and Chief Executive Officer of the Company, agreed to increase the exercise price of the option granted to Mr. Brown in May 2012 for 750,000 shares from $1.33 to $3.00 per share. The table above reflects the option modification as an exchange of the original award, by reflecting the forfeiture of the original award at $1.33 and the grant of the modified award at $3.00.

The aggregate intrinsic value for options outstanding and options exercisable at September 30, 2013 was $483,392 and $464,364, respectively. The aggregate intrinsic value represents the difference between the Company's closing stock price on the last day of trading during the year, which was $1.45 per share, and the exercise price multiplied by the number of applicable options. The total intrinsic value of stock options exercised during the year ended September 30, 2013 was $391,238 and cash received from these exercises was $340,450. There were no stock options exercised in the year ended September 30, 2012. The Company recognized $391,238 as a tax benefit in the income tax provision for the year ended September 30, 2013.The Company did not recognize any tax benefit for exercised stock options in the year ended September 30, 2012.

The following table summarizes information about stock options outstanding at September 30, 2013:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.46 - $1.00	333,976	0.30	$ 0.49	329,976	$ 0.48
$1.01 - $1.50	906,500	4.26	$ 1.27	776,843	$ 1.26
$1.51 - $2.00	12,500	6.88	$ 1.57	6,156	$ 1.63
$2.01 - $2.50	276,000	7.22	$ 2.26	274,125	$ 2.26
$2.51 - $3.13	865,500	7.78	$ 2.95	672,156	$ 2.94
$0.46 - $3.13	2,394,476	5.34	$ 1.89	2,059,256	$ 1.82

Under the Stipulation of Settlement, Thomas R. Brown agreed to increase the exercise price of the option granted to Mr. Brown in May 2012 for 750,000 shares from $1.33 to $3.00 per share. This price change was effective on September 10, 2013. The remaining exercise period and term did not change, and as per ASC 718 "Compensation—Stock Compensation", the Company is required to recognize compensation cost for an equity award at least equal to the fair value of the award at the grant date. As a result, compensation expense was not reduced as a result of this change.

The Company recorded non-cash share-based compensation expense for employees, directors and consultants of $736,378 and $684,451, respectively, for the fiscal years ended September 30, 2013 and 2012. The amounts of share-based compensation expense are classified in the consolidated statements of operations as follows:

Years Ended September 30,		**2013**		**2012**
Cost of revenue	$	7,336	$	21,662
Selling, general and administrative		681,147		603,989
Research and development		47,895		58,800
Total	$	736,378	$	684,451

13. STOCKHOLDERS' EQUITY

Common Stock Activity

During the year ended September 30, 2013, the Company issued 526,206 shares of common stock and obtained gross proceeds of $340,450 in connection with the exercise of stock options.

Preferred Stock

The Company is authorized under its certificate of incorporation and bylaws to issue 5,000,000 shares of preferred stock, $0.00001 par value, without any further action by the stockholders. The board of directors has the authority to divide any and all shares of preferred stock into series and to fix and determine the relative rights and preferences of the preferred stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidation and dissolution preferences, conversion or exchange rights and voting rights, if any. Issuance of preferred stock by the board of directors could result in such shares having dividend and or liquidation preferences senior to the rights of the holders of common stock and could dilute the voting rights of the holders of common stock.

No shares of preferred stock were outstanding during the fiscal years ended September 30, 2013 or 2012.

Stock Purchase Warrants

At September 30, 2013 and 2012, the Company had 1,627,945 shares purchasable under outstanding warrants at an exercise price of $2.67 which are exercisable through February 4, 2016.

14. NET INCOME PER SHARE

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period increased to include the number of dilutive potential common shares outstanding during the period. The dilutive effect of outstanding stock options and warrants is reflected in diluted earnings per share by application of the treasury stock method, which assumes that the proceeds from the exercise of the outstanding options and warrants are used to repurchase common stock at market value. Under the treasury stock method, an increase in the fair market value of the Company's common stock can result in a greater dilutive effect from potentially dilutive securities. If the Company has losses for the period, the inclusion of potential common stock instruments outstanding would be anti-dilutive. In addition, under the treasury stock method, the inclusion of stock options and warrants with an exercise price greater than the per-share market value, would be antidilutive. Potential common shares that would be antidilutive are excluded from the calculation of diluted income per share.

The following table sets forth the computation of basic and diluted earnings per share:

	Year ended September 30, 2013	2012
Basic		
Income available to common stockholders	$ 1,262,812	$ 1,462,020
Weighted average common shares outstanding	32,464,935	32,374,499
Basic income per common share	$ 0.04	$ 0.05
Diluted		
Income available to common stockholders	$ 1,262,812	$ 1,462,020
Weighted average common shares outstanding	32,464,935	32,374,499
Assumed exercise of dilutive options and warrants	455,084	641,456
Weighted average dilutive shares outstanding	32,920,019	33,015,955
Diluted income per common share	$ 0.04	$ 0.04
Potentially dilutive securities outstanding at period end excluded from the diluted computation as the inclusion would have been antidilutive:		
Options	2,057,000	800,700
Warrants	1,627,945	1,627,945
Total	3,684,945	2,428,645

15. MAJOR CUSTOMERS, SUPPLIERS, SEGMENT AND RELATED INFORMATION

Major Customers

For the fiscal year ended September 30, 2013, revenues from three customers accounted for 15%, 14% and 10% of total revenues. No other single customer represented more than 10% of total revenues. For the fiscal year ended September 30, 2012, revenues from one customer accounted for 36% of total revenues with no other single customer accounting for more than 10% of total revenues.

Suppliers

The Company has a large number of components and sub-assemblies produced by outside suppliers, some of which are sourced from a single supplier, which can magnify the risk of shortages and decrease the Company's ability to negotiate with suppliers on the basis of price. In particular, the Company depends on one supplier of compression drivers for its LRAD products. If supplier shortages occur, or quality problems arise, then production schedules could be significantly delayed or costs significantly increased, which could in turn have a material adverse effect on the Company's financial condition, results of operation and cash flows.

Segment and Related Information

The Company presents its business as one reportable segment due to the similarity in nature of products marketed, financial performance measures (revenue growth and gross margin), methods of distribution (direct and indirect) and customer markets (each product is sold by the same personnel to government and commercial customers, domestically and internationally). The Company's chief operating decision making officer reviews financial information on sound products on a consolidated basis.

The following table summarizes revenues by geographic region. Revenues are attributed to countries based on customer location.

Years Ended September 30,	2013	2012
Revenues		
United States	$ 7,096,257	$ 9,358,311
Other	9,991,673	5,434,027
Total Revenues	$ 17,087,930	$ 14,792,338

16. RELATED PARTY

Elwood G. Norris was previously an officer and Chairman of the Board of the Company. The Company entered into a consulting arrangement with Mr. Norris on June 4, 2010, concurrent with him resigning from the Board, whereby he provided consulting and advisory services to the Company in exchange for a quarterly consulting fee of $5,000 through May 31, 2012. The Company paid Mr. Norris consulting fees of $13,333 during the year ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LRAD CORPORATION
November 21, 2013

By: /s/ THOMAS R. BROWN
Thomas R. Brown
President and Chief Executive Officer

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Thomas R. Brown, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substituted, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of registrant in the capacities and on the dates indicated.

Date: November 21, 2013	By	/s/ THOMAS R. BROWN **Thomas R. Brown** **Chairman of the Board, President, Chief Executive Officer** **(Principal Executive Officer)**
Date: November 21, 2013	By	/s/ KATHERINE H. MCDERMOTT **Katherine H. McDermott, Chief Financial Officer** **(Principal Financial and Accounting Officer)**
Date: November 21, 2013	By	/s/ LAURA M. CLAGUE **Laura M. Clague** **Director**
Date: November 21, 2013	By	/s/ GENERAL JOHN G. COBURN **General John G. Coburn** **Director**
Date: November 21, 2013	By	/s/ RICHARD H. OSGOOD III **Richard H. Osgood III** **Director**
Date: November 21, 2013	By	/s/ DENNIS J. WEND **Dennis J. Wend** **Director**

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

LRAD Corporation
San Diego, California

We hereby consent to the incorporation by reference in Registration Statements on Forms S-8 (File No. 333-144698, and File No. 333-125454) and Forms S-3 (File No. 333-172552) of LRAD Corporation of our report dated November 21, 2013, relating to our audits of the consolidated financial statements as of September 30, 2013 and 2012 and for each of the years then ended, which appear in this Annual Report on Form 10-K of LRAD Corporation for the year ended September 30, 2013.

/s/ SQUAR, MILNER, PETERSON, MIRANDA & WILLIAMSON, LLP

San Diego, CA
November 21, 2013

Exhibit 31.1

CERTIFICATIONS

I, Thomas R. Brown, certify that:

1. I have reviewed this annual report on Form 10-K of LRAD Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's independent registered public accounting firm and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 21, 2013

/S/ THOMAS R. BROWN

Thomas R. Brown,
Chairman of the Board,
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATIONS

I, Katherine H. McDermott, certify that:

1. I have reviewed this annual report on Form 10-K of LRAD Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's independent registered public accounting firm and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 21, 2013

/S/ KATHERINE H. MCDERMOTT

Katherine H. McDermott
Chief Financial Officer
(Principal Financial Officer)

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